Filed pursuant to Rule 424(b)(4)
Registration No. 333-124782
PROSPECTUS
1,000,000 Shares
Common Stock
         Beach First National Bancshares, Inc. is the holding company for Beach First National Bank, a commercial bank headquartered in Myrtle Beach, South Carolina.
      We are offering 1,000,000 shares of our common stock. Our common stock was recently approved for listing on the Nasdaq National Market under the symbol “BFNB.” Prior to this offering, our common stock was quoted on the OTC Bulletin Board under the symbol “BFNB.OB.” The last reported sale price of our common stock on June 7, 2005 was $18.80.
      Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 to read about factors you should consider before you make your investment decision.

	Per share	Total

Price to public	$18.750	$18,750,000
Underwriting discount(1)	$1.125	$1,013,438
Proceeds, before expenses, to Beach First National Bancshares	$17.625	$17,736,562

(1)	The underwriting discount is $1.125 per share, except with respect to 140,000 shares offered hereby that have been reserved for sale to our directors, officers, and employees. The underwriting discount for these shares is $0.328125 per share, which will result in a total underwriting discount of $1,013,438.
     We have granted the underwriter a 30-day option to purchase up to 150,000 additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
      These securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
      The underwriter expects to deliver the common stock to purchasers against payment in New York, New York on or about June 14, 2005, subject to customary closing conditions.

The date of this prospectus is June 8, 2005

      You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. We are not, and the underwriter is not, making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.
      Unless the context indicates otherwise, all references in this prospectus to “we,” “us,” and “our” refer to Beach First National Bancshares, Inc. and its subsidiary, Beach First National Bank, on a consolidated basis.

SUMMARY
      This summary highlights specific information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should read carefully the more detailed information set forth in this prospectus and our financial statements before making a decision to invest in our common stock. All financial information, operating statistics, and ratios in this prospectus are based on generally accepted accounting principles as applied in the United States, referred to as GAAP.
Beach First National Bancshares, Inc.
      We are a South Carolina corporation organized in 1995 to serve as the holding company for Beach First National Bank, a national banking association chartered under the laws of the United States. Beach First National Bank commenced operations in September 1996 and completed its eighth full year of operations on December 31, 2004. Since our inception, we have focused on serving the banking needs of small businesses and individuals in our growing South Carolina coastal markets which include the Grand Strand, a resort area that stretches more than 60 miles along the northern section of South Carolina’s Atlantic coast and encompasses Myrtle Beach and its adjoining communities, and Hilton Head Island in the southern portion of the state. Through our relationship banking service model, we offer a broad range of community banking products and services to our customers to meet their personal and business needs. As of March 31, 2005, we had total assets of approximately $287.6 million, total loans of approximately $221.5 million, total deposits of approximately $240.7 million, and total shareholders’ equity of approximately $16.3 million.
      We have experienced significant growth since 2000, the year our current president and chief executive officer, Walter E. Standish, III, began his tenure with the bank. Mr. Standish joined us from Bank of America where he worked for more than 25 years, including 15 years in Myrtle Beach and five years in Hilton Head. Under Mr. Standish’s leadership, we have accomplished the following:

•	expanded from a single office in Myrtle Beach, South Carolina to a six branch network along the South Carolina coast with offices located in Myrtle Beach, Surfside Beach, North Myrtle Beach, Pawleys Island, and Hilton Head;

•	assembled a senior management team of four bankers who have an average of 22 years of banking experience in our coastal markets and an expertise for servicing small business owners, retirees, and tourism-based businesses;

•	increased our assets from approximately $46 million to approximately $288 million, while increasing profitability in each of the last five years;

•	achieved five-year compounded annual growth rates of 39.3% in assets, 42.5% in net loans, and 40.7% in deposits; and

•	maintained strong credit quality, with a nonperforming asset ratio of 0.10% and 0.03% at March 31, 2005 and December 31, 2004, respectively, and a net charge-offs to average total loans ratio of 0.00% and 0.43% for the three months ended March 31, 2005 and year ended December 31, 2004, respectively.
Our Strategy
      Our strategy is to build a coastal South Carolina community bank franchise in our core market areas of the Grand Strand and Hilton Head Island, and, potentially, in other select, fast-growing markets along the South Carolina coast. To execute our strategy, we have assembled a strong senior management team and group of relationship managers that understand the banking needs of small business owners, tourism-based businesses, commercial real estate developers, and professionals that operate in our coastal areas. We are continuing to build a strong loan portfolio that is primarily secured by real estate and funded by deposits gathered in our market areas. As of March 31, 2005, loans secured by real estate made up approximately 81.2% of our loan portfolio and local deposits accounted for over 96.0% of our funding liabilities. We intend to continue growing within our existing markets both organically and by opening new branch offices. We believe that we can achieve significant additional growth within our current Grand Strand and Hilton Head Island markets by expanding our business relationships with existing customers and by developing new banking relationships.
Our Strengths
      We believe that the following strengths of our business differentiate us and provide us with a competitive advantage.
      Our Markets. Our markets are located along the coastal regions of South Carolina, predominately centered in the Grand Strand and Hilton Head Island areas. We currently have locations along the Grand Strand in Myrtle Beach, Surfside Beach, North Myrtle Beach, and Pawleys Island, as well as two branches on Hilton Head Island. These areas have experienced significant real estate development and construction growth in recent years as a result of robust tourism, second homeownership, and population growth attributable to both retiree relocation and those relocating as a result of the job opportunities created by this growth. According to FDIC data as of June 30, 2004, Horry County had total deposits of approximately $3.8 billion, an increase of approximately 35% since 2000. For the same period, Georgetown County had total deposits of approximately $803 million, an increase of approximately 48% since 2000, and Beaufort County had total deposits of approximately $2.4 billion, an increase of 29% since 2000. We believe that the demographic and growth characteristics of our markets will provide us with significant opportunities to continue to grow our assets and deposits.
      The Grand Strand is a 60-mile portion of South Carolina’s Atlantic coast that stretches southward from the border with North Carolina at Little River (Horry County) to the City of Georgetown (Georgetown County). In 2003, the Grand Strand hosted an estimated 12.8 million visitors and was recently ranked by the American Automobile Association as the nation’s second most popular tourist destination behind Orlando, Florida. In recent years, the Grand Strand’s population of year-round residents has grown at a rapid pace. According to the U.S. Census Bureau, the population of Horry County increased 51% from 144,000 in 1990 to an estimated 218,000 in 2004. For the same period, Georgetown County experienced similar growth with its population increasing over 29% to an estimated 60,000 residents in 2004. A significant portion of this growth has come from retirees. From 1990 to 2000, the population over the age of 65 grew 62% in Horry County and 40% in Georgetown County. In addition, Horry County ranks first among the top five regions in South Carolina for the number of retirees relocating to the state.
      Hilton Head Island, located in Beaufort County, South Carolina, approximately 45 miles north of Savannah, Georgia and 90 miles south of Charleston, South Carolina, is also an internationally recognized vacation destination famous for its championship golf courses and beautiful beaches and resorts. According to the Hilton Head Chamber of Commerce, the year-round tourism industry accounts for more than 60% of local jobs and contributes in excess of $1.5 billion annually to the Hilton Head economy. From 1990 to 2003, the population of Hilton Head increased by approximately 45% to 34,000 residents. The median family income of Hilton Head residents in 2004 was approximately $66,000, compared with $41,000 for the State of South Carolina and $46,000 nationally.
      Strategic Expansion. In the past four years, we have opened five new branch offices in the Grand Strand and Hilton Head. Through organic growth and by expanding our branch network, we believe that we can significantly increase our market share, which, according to FDIC data as of June 30, 2004, represented only 3.6% and 1.1% of the total deposit market of Horry County and Beaufort County, respectively. In addition, we opened our Pawleys Island branch in July 2004 which offers us additional opportunities for growth in Georgetown County. To support the growing needs of our customers, we intend to open a new main office in Myrtle Beach in the second quarter of 2006, and we may open new branch offices in the western section of Myrtle Beach and the Bluffton area of Beaufort County, near Hilton Head Island. We will also consider opening additional offices along the coast of South Carolina, including the

Charleston tri-county market. However, we will expand outside our core markets only after both identifying an attractive market and hiring experienced local executives to run our operations in these markets.
      Experienced Team of Bankers. We have assembled a senior management team with an average of 22 years of experience in growing banks and evaluating the credit profiles of customers in our coastal markets. In addition, our 12 relationship managers have an average of over 15 years of banking experience in our markets. This experienced team of bankers is instrumental in our ability to continue to generate new loans and banking relationships. Our senior management team consists of the following individuals:

•	Walter E. Standish, III is the president and chief executive officer of both our holding company and our bank. Prior to joining us in March 2000, Mr. Standish served with Bank of America and its predecessors for more than 25 years, including 15 years in Myrtle Beach, five years on Hilton Head Island, and four years in Charleston. During his tenure in the Grand Strand, Mr. Standish led the expansion of Bank of America’s branch network from three to 13 branches.

•	Richard N. Burch is a senior vice president and the chief financial officer of both our holding company and our bank. Mr. Burch has more than 20 years of banking experience, including 10 years in the Myrtle Beach area. He has significant operational management experience, most recently serving with The Anchor Bank as senior vice president and director of operations. He is also a former examiner with the South Carolina Board of Financial Institutions.

•	M. Katharine Huntley is an executive vice president and the chief credit officer of our bank. Ms. Huntley has 33 years of experience in administrative banking and finance, including 17 years in the Myrtle Beach area. Prior to joining our organizing group in 1996, Ms. Huntley was vice president of the commercial lending division and team leader for NationsBank.

•	Julien E. Springs is a senior vice president and business development officer of our bank. Mr. Springs, a native of Myrtle Beach, has more than 26 years of experience in banking and loan production in the Myrtle Beach area. Prior to joining us in 2001, Mr. Springs spent 20 years with The Anchor Bank as a senior vice president and city executive for Myrtle Beach.
      Our senior management and directors, as a group, beneficially owned approximately 29.0% of our outstanding common stock as of May 24, 2005. Following this offering, we expect that this group will beneficially own approximately 25.0% of our common stock.
      Strong Credit Quality. We emphasize a strong credit culture based on traditional credit measures and underwriting standards as well as the experience and market knowledge of our relationship managers. Our dedication to strong credit quality is reinforced by our chief credit officer, Ms. Huntley, who has 33 years of banking experience, including 24 years of experience in community banking credit administration, compliance, and all aspects of commercial, consumer, and mortgage lending. We maintain a continuous internal loan review system and engage an independent consultant on an annual basis to review loan files on a test basis to confirm our loan grading. In addition, the compensation of our lending officers is dependent in part on the asset quality of their loan portfolios. The results of our continued focus on credit quality are evidenced by a nonperforming asset ratio of 0.10% and 0.03% at March 31, 2005 and December 31, 2004, respectively, and a net charge-offs to average total loans ratio of 0.00% and 0.43% for the three months ended March 31, 2005 and the year ended December 31, 2004, respectively. As we continue to grow, we intend to add additional employees to assist with credit administration and loan review.
Corporate Information
      Our principal executive offices are located at 1550 Oak Street, Myrtle Beach, South Carolina 29577. Our telephone number is (843) 626-2265. Our website is www.beachfirst.com. Information on our website is not incorporated herein by reference and is not part of this prospectus.

The Offering

Common stock offered by us	1,000,000 shares(1)

Common stock outstanding after the offering	3,018,408 shares(2)

Net proceeds	The net proceeds of this offering will be approximately $17.2 million without giving effect to any exercise of the underwriter’s over-allotment option.

Use of proceeds	We plan to use the net proceeds from the offering for general corporate purposes, including increasing Beach First National Bank’s capital to support our asset growth. See “Use of Proceeds” on page 12.

Dividends on common stock	We have not paid any cash dividends on our common stock since our inception, electing to retain earnings to fund our growth. We do not anticipate declaring cash dividends on shares of our common stock for the foreseeable future. See “Dividend Policy” on page 15.

Nasdaq National Market symbol	BFNB

(1)	The number of shares offered assumes that the underwriter’s over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell 1,150,000 shares.

(2)	The number of shares outstanding after the offering is based on the number of shares outstanding as of May 24, 2005 and assumes that the underwriter’s over-allotment option is not exercised. It excludes an aggregate of 402,701 shares reserved for issuance under our stock option plan, of which options to purchase 226,253 shares at a weighted average exercise price of $12.41 had been granted and remained outstanding as of May 24, 2005.
Risk Factors
      Before investing, you should carefully consider the information set forth under “Risk Factors,” beginning on page 7, for a discussion of the risks related to an investment in our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA
      Our summary consolidated financial data presented below as of and for the years ended December 31, 2000 through 2004 are derived from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the years in the three year period ended December 31, 2004 are included elsewhere in this prospectus. Our summary consolidated financial data as of and for the three months ended March 31, 2005 and 2004 have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with GAAP. Our results for the three months ended March 31, 2005 are not necessarily indicative of our results of operations that may be expected for the year ended December 31, 2005. The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis” included elsewhere in this prospectus.

	At and for the Three
	Months Ended
	March 31,		At and for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Dollars in thousands, except per share amounts)
Summary Balance Sheet Data:
Assets	$287,575	$184,942	$242,091	$165,093	$118,409	$80,785	$63,770
Investment securities	34,748	17,113	36,202	11,918	7,552	5,682	7,899
Loans (net)(1)	218,587	142,330	189,060	133,852	92,025	62,352	45,053
Allowance for loan losses	2,919	1,972	2,422	1,760	1,276	851	569
Deposits	240,663	152,172	203,169	138,100	99,866	67,133	57,041
Other borrowed funds	19,000	16,500	16,500	11,500	4,000	—	—
Junior subordinated debentures	10,310	—	5,155	—	—	—	—
Shareholders’ equity	16,348	15,418	16,333	14,733	13,928	13,149	6,729
Summary Results of Operations Data:
Interest income	$4,058	$2,392	$11,597	$8,496	$6,385	$5,729	$4,634
Interest expense	1,272	661	3,331	2,483	2,096	2,705	2,450

Net interest income	2,785	1,731	8,266	6,013	4,289	3,024	2,184
Provision for loan losses	500	215	1,340	713	539	467	251

Net interest income after provision for loan losses	2,286	1,516	6,926	5,300	3,750	2,557	1,933
Noninterest income	263	228	1,037	987	732	381	293
Noninterest expense	1,788	1,256	5,682	4,689	3,356	2,404	1,850

Income before taxes	761	488	2,281	1,598	1,126	534	376
Income tax expense(2)	279	180	845	589	419	75	145

Net income	$482	$308	$1,436	$1,009	$707	$459	$231

Per Share Data:(3)
Net income, basic	$0.24	$0.15	$0.71	$0.51	$0.36	$0.31	$0.21
Net income, diluted	$0.23	$0.15	$0.69	$0.50	$0.36	$0.31	$0.19
Book value	$8.11	$7.66	$8.11	$7.42	$7.04	$6.65	$6.08
Weighted average number of shares outstanding:
Basic	2,014	2,013	2,011	1,978	1,978	1,485	1,104
Diluted	2,105	2,038	2,089	2,015	1,987	1,501	1,234

	At and for the Three
	Months Ended
	March 31,		At and for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Dollars in thousands, except per share amounts)
Performance Ratios:
Return on average assets(4)	0.73%	0.78%	0.70%	0.70%	0.75%	0.62%	0.41%
Return on average equity(4)	11.50%	8.20%	9.10%	7.05%	5.24%	3.97%	3.45%
Net interest margin(4)	4.54%	4.31%	4.30%	4.51%	4.88%	4.34%	4.12%
Efficiency ratio(5)	58.63%	64.10%	61.32%	68.29%	68.16%	70.35%	74.42%
Loan to deposit ratio(1)	92.04%	94.83%	94.25%	98.20%	93.43%	94.15%	79.98%
Asset Quality Ratios:
Nonperforming loans as a percentage of total loans	0.14%	0.56%	0.04%	0.27%	0.06%	0.18%	0.23%
Nonperforming assets, past due and restructured loans to total assets	0.10%	0.44%	0.03%	0.22%	0.05%	0.14%	0.16%
Net charge-offs to average total loans(1)	0.00%	0.00%	0.43%	0.20%	0.15%	0.33%	0.23%
Allowance for loan losses to total loans(1)	1.32%	1.37%	1.26%	1.30%	1.37%	1.35%	1.25%
Allowance for loan losses to nonperforming loans	976.25%	244.00%	3,145.45%	480.87%	1,483.72%	795.33%	541.90%
Capital Ratios:
Average equity to average assets	6.42%	8.74%	7.74%	9.87%	14.24%	15.63%	11.90%
Leverage ratio	8.65%	8.80%	10.54%	10.30%	— (6)	— (6)	— (6)
Tier 1 risk-based capital ratio	10.07%	10.40%	11.07%	9.90%	— (6)	— (6)	— (6)
Total risk-based capital ratio	13.29%	11.60%	12.31%	11.20%	— (6)	— (6)	— (6)
Growth Ratios and Other Data:
Percentage change in net income	56.62%	51.72%	42.32%	42.72%	54.03%	98.70%	335.98%
Percentage change in diluted net income per share	53.33%	50.00%	38.00%	38.89%	16.13%	63.16%	366.67%
Percentage change in assets	55.49%	30.94%	46.64%	39.43%	46.57%	26.68%	38.16%
Percentage change in loans(1)	53.50%	40.20%	41.20%	45.35%	47.62%	38.54%	40.22%
Percentage change in deposits	58.15%	27.40%	47.12%	38.29%	48.76%	18.35%	56.71%
Percentage change in shareholders’ equity	6.03%	9.59%	10.86%	5.78%	5.92%	95.41%	6.58%

(1)	Includes nonperforming loans.

(2)	We became fully taxable in 2002.

(3)	Adjusted for all periods presented giving retroactive effect to a three-for-two common stock split completed in April 2004.

(4)	Annualized for the three month period.

(5)	Computed by dividing noninterest expense by the sum of net interest income and noninterest income, excluding gain and losses on sales of assets.

(6)	Regulatory capital ratios were not applicable to the company during 2000, 2001, and 2002 because we had less than $150 million in assets in each of those years.

RISK FACTORS
      An investment in shares of our common stock involves various risks, and you should not invest in our common stock unless you can afford to lose some or all of your investment. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with other information contained in this prospectus, including our consolidated financial statements and related notes and the section entitled “Management’s Discussion and Analysis.” Our business, financial condition, and results of operations could be harmed by any of the following risks, or other risks which have not been identified or which we believe are immaterial or unlikely.
Risks Related to our Business

An economic downturn, especially one affecting Horry and Beaufort Counties, could reduce our customer base, our level of deposits, and demand for financial products such as loans.
      Our success significantly depends upon the growth in population, income levels, deposits, and housing starts in our market areas of Horry and Beaufort Counties in South Carolina. If these communities do not grow or if prevailing local or national economic conditions are unfavorable, our business may not succeed. An economic downturn would likely harm the quality of our loan portfolio and reduce our level of deposits, which in turn would hurt our business. If an economic downturn occurs, borrowers may be less likely to repay their loans as scheduled. Moreover, the value of real estate or other collateral securing our loans could be adversely affected. Real estate values in our market area have risen substantially over the last several years. If the value of real estate decreases or does not continue to rise, our business could be adversely affected. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. An economic downturn could, therefore, result in losses that materially and adversely affect our business.

Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business.
      Making loans and other extensions of credit is an essential element of our business. Interest received on loans represented approximately 90% of our interest income for the year ended December 31, 2004. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

•	the duration of the credit;

•	credit risks of a particular customer;

•	changes in economic and industry conditions; and

•	in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.
      We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. However, there is no precise method of predicting credit losses; therefore, we face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income, and possibly our capital.

We are dependent on key individuals, and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.
      Walter E. Standish, III, our president and chief executive officer, has extensive and long-standing ties within our primary market area, and he has contributed significantly to our growth. If we lose the services of Mr. Standish, he would be difficult to replace and our business and development could be materially and adversely affected. We do not maintain key-man life insurance on Mr. Standish.

      Our success also depends, in part, on our continued ability to attract and retain experienced loan originators, as well as other management personnel. The loss of the services of several of such key personnel could adversely affect our growth strategy and prospects to the extent we are unable to replace such personnel.

We face strong competition for customers, which could prevent us from obtaining customers and may cause us to pay higher interest rates to attract customers.
      The banking business in our market area is highly competitive, and we experience competition in our market from many other financial institutions. Given the desirability of our market and the opportunities for growth, many financial institutions have opened offices along the coast of South Carolina in recent years. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in our primary market areas and elsewhere.
      We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions, such as Wachovia, BB&T, Bank of America, Coastal Federal Bank, and Carolina First Bank. These institutions offer some services, such as extensive and established branch networks and trust services, that we currently do not provide. There is a risk that we will not be able to compete successfully with other financial institutions in our market, and that we may have to pay higher interest rates to attract deposits, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

We could incur unexpected costs and demands on management as a result of opening our new headquarters office.
      We intend to open a new headquarters office in the second quarter of 2006. This new headquarters will be the largest and most complex construction project that we have undertaken to date. We are sharing the ownership of the building with a third party law firm that currently provides services to us, and we initially intend to lease almost half of our portion of the building to one or more third parties. This construction project will divert management time from our core operations, and, as with any complex real estate project, construction can be delayed and cost more than we expect. Additionally, because we have a partner in this project, we face the risk that this third party will not support its financial and management obligations, which could require us to incur additional costs and delays in the project. Finally, our plans also include leasing some space to a third party upon completion. We do not have a tenant at this time, and if we are unable to locate one, we will be required to fund our entire portion of the building. See “Business — Properties” on page 23.

Our recent operating results may not be indicative of our future operating results.
      We may not be able to sustain our historical rate of growth and may not even be able to grow our business at all. If we continue to expand, it will be difficult for us to generate similar earnings growth. Consequently, our historical results of operations are not necessarily indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

Lack of seasoning of our loan portfolio may increase the risk of credit defaults in the future.
      Due to the rapid growth of our bank over the past several years, a large portion of the loans in our loan portfolio and of our lending relationships is of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because a significant portion of our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which would adversely affect our results of operations and financial condition.

Changes in interest rates may reduce our profitability.
      Our results of operations depend in large part upon the level of our net interest income, which is the difference between interest earned from interest-earning assets, such as loans and mortgage-backed securities, and interest paid on interest-bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of our assets and liabilities, a significant change in interest rates could have a material adverse effect on our profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective and our financial condition and results of operations could suffer.

We are subject to extensive regulation that could limit or restrict our activities.
      We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.
      The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.
      The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission that are now applicable to us, have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. For example, by December 31, 2006 we will be required to comply with Section 404 of the Sarbanes-Oxley Act and issue a report on our internal controls. We expect these new rules and regulations to continue to increase our accounting, legal and other costs, and to make some activities more difficult, time consuming, and costly. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed or may not be available on terms acceptable to us.
      We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, your interest could be diluted.

We will face risks with respect to future expansion and acquisitions or mergers.
      We may expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

•	taking additional time and creating expense associated with evaluating new markets for expansion, hiring experienced local management, and opening new offices, as there may be a substantial time lag between these activities before we generate sufficient assets and deposits to support the costs of the expansion;

•	taking a significant amount of time negotiating a transaction or working on expansion plans, resulting in management’s attention being diverted from the operation of our existing business; and

•	creating an adverse short-term effect on our results of operations.
      Although we do not have any current plans to do so, we may seek to acquire other financial institutions or parts of those institutions. Risks may include the following:

•	taking additional time and creating expense associated with identifying and evaluating potential acquisitions and merger partners;

•	using inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target institution or assets;

•	diluting our existing shareholders in the acquisition;

•	taking time and creating expense integrating the operations and personnel of the combined businesses; and

•	losing key employees and customers as a result of an acquisition that is poorly received.
      We have never acquired another institution before, so we lack experience in handling any of these risks. There is also a risk that any expansion effort will not be successful.
Risks Related to an Investment in our Common Stock

We cannot be sure that an active public trading market for our common stock will develop or be maintained.
      Prior to this offering, our stock was quoted on the OTC Bulletin Board. There has been limited trading in our shares of common stock, at widely varying prices, and trading to date has not created an active market for our shares. Although our common stock was recently approved for listing on the Nasdaq National Market under the symbol “BFNB,” we cannot assure you that an established and liquid trading market in our stock will develop, that it will continue if it does develop, or that our common stock will trade at or above the offering price set forth on the cover page of this prospectus. Our underwriter, Sandler O’Neill & Partners, L.P., has advised us that it intends to make a market in our common stock. However, neither Sandler O’Neill & Partners, L.P., nor any other market maker, is obligated to make a market in our shares, and they may discontinue making a market in our stock at any time in their sole discretion. Accordingly, investors should consider the potential lack of liquidity and the long-term nature of an investment in our common stock prior to investing. We cannot guarantee that investors will be able to sell their shares at or above our offering price.

Our ability to pay cash dividends is limited, and we may be unable to pay future cash dividends if we decide to do so.
      Since our inception, we have not paid any cash dividends on our common stock, and we do not intend to pay cash dividends in the foreseeable future. Even if we decide to pay cash dividends in the future, our ability to do so will be limited by regulatory restrictions, by the bank’s ability to pay dividends to us based on its capital position and profitability, and by our need to maintain sufficient capital to support the bank’s operations. The ability of the bank to pay dividends to us is limited by its obligations to maintain sufficient capital and by other restrictions on its dividends that are applicable to national banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay cash dividends on our common stock.

Purchasers of our common stock will experience immediate dilution.
      If you purchase shares of our common stock in this offering, you will experience immediate dilution of approximately 40.6% in the value of your investment, in that our net tangible book value per share will be approximately $11.13, compared with an offering price of $18.75. See “Dilution.”

We have implemented anti-takeover devices that could make it more difficult for another company to purchase us, even though such a purchase may increase shareholder value.
      In many cases, shareholders would receive a premium for their shares if we were purchased by another company. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to purchase us without approval of our board of directors. For example, our articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. The classification of directors makes it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders would be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities. In addition, if a person acquires or obtains the power to vote more than 10% of any class of our securities except as permitted in our articles of incorporation, then all stock beneficially owned by such person in excess of 10% will not be counted as stock entitled to vote in connection with any matters submitted to our shareholders for a vote. See “Description of Capital Stock — Anti-takeover Effects.”

We have broad discretion in allocating the net proceeds from this offering.
      We intend to use the net proceeds from this offering for general corporate purposes, which may include, among other things, providing additional capital to our bank to support our asset growth. We will have significant flexibility in applying the net proceeds of this offering. Our failure to apply these funds effectively could have a material adverse effect on our business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 relating to, without limitation, our future economic performance, plans and objectives for future operations, and projections of revenues and other financial items that are based on our beliefs, as well as assumptions made by and information currently available to us. The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “could,” “project,” “predict,” “expect,” “estimate,” “continue,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results, performance, or achievements may differ materially from the results expressed or implied by our forward-looking statements.
      The cautionary statements in the “Risk Factors” section and elsewhere in this prospectus also identify important factors and possible events which involve risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. If you are interested in purchasing shares of our common stock, you should consider these risk factors carefully, as well as factors discussed elsewhere in this prospectus, before making a decision to invest. All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not intend to, and assume no responsibility for, updating any forward-looking statements that may be made by us or on our behalf in this prospectus or otherwise.
USE OF PROCEEDS
      We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $17.2 million, or approximately $19.9 million if the underwriter’s over-allotment option is exercised in full, after deducting estimated offering expenses of approximately $505,000 and underwriting discounts. We plan to use the net proceeds for general corporate purposes, which may include, among other things, providing additional capital to our bank to support our asset growth. We anticipate that the increase in capital will also allow us to repurchase approximately $7.0 million in loan participations that we previously sold to other financial institutions.

CAPITALIZATION
      The following table sets forth our capitalization as of March 31, 2005. Our capitalization is presented on a historical basis and on an as-adjusted basis to give effect to the sale of 1,000,000 shares of common stock at an offering price of $18.75 per share and assuming:

•	the net proceeds of the offering are $17.2 million, after deducting the estimated underwriting discount and estimated offering expenses of approximately $1.5 million and

•	the underwriter’s over-allotment option is not exercised.
      The following data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	March 31, 2005

	Actual	As Adjusted

	(In thousands)
Short Term Borrowings:	$—	$—

Long Term Borrowings:
Junior subordinated debentures(1)	10,300	10,300

Shareholders’ Equity(2):
Preferred stock, par value $1.00 per share, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, par value $1.00 per share, 10,000,000 shares authorized, 2,016,158 shares issued and outstanding — actual; 3,016,158 shares issued and outstanding — as adjusted	2,016	3,016
Additional paid-in capital	11,351	27,583
Retained earnings	3,636	3,636
Accumulated other comprehensive income, net of tax	(655)	(655)

Total shareholders’ equity	16,348	33,580

Total capitalization(3)	$26,648	$43,880

Capital Ratios:
Leverage ratio	8.65%	16.98%
Tier 1 risk-based capital ratio	10.07%	19.78%
Total risk-based capital ratio	13.29%	21.08%

(1)	Debt associated with trust preferred securities.

(2)	As of May 24, 2005, there were 2,018,408 shares of common stock outstanding, and we had 226,253 shares of common stock subject to the issuance of outstanding options with a weighted average exercise price of $12.41 per share.

(3)	Includes long-term borrowings and total shareholders’ equity.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.
      The net tangible book value of our common stock as of March 31, 2005 was approximately $16.4 million, or $8.11 per share, based on the number of shares of common stock outstanding as of March 31, 2005. Net tangible book value per share is equal to the amount of our shareholders’ equity less intangible assets, divided by the number of shares of common stock outstanding as of March 31, 2005.
      After (i) giving effect to the sale of the 1,000,000 shares of common stock in this offering, at the public offering price of $18.75 per share assuming that the underwriter’s over-allotment option is not exercised, and (ii) deducting the underwriting discount and estimated offering expenses, our pro forma net tangible book value as of March 31, 2005 would be approximately $33.6 million, or $11.13 per share. This offering will result in an immediate increase in net tangible book value of $3.02 per share to existing shareholders and an immediate dilution of $7.62 per share to new investors, or approximately 40.6% of the public offering price of $18.75 per share. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the public offering price of $18.75 per share. The following table illustrates this per share dilution:

Public offering price per share		$18.75
Net tangible book value per share at March 31, 2005	8.11
Increase in net tangible book value per share attributable to new investors	3.02

Pro forma net tangible book value per share at March 31, 2005		11.13
Dilution per share to new investors		$7.62

PRICE RANGE OF OUR COMMON STOCK
      Our common stock was recently approved for listing on the Nasdaq National Market under the symbol “BFNB.” Prior to this offering, our common stock was quoted on the OTC Bulletin Board under the symbol “BFNB.OB.” There has been limited trading, at widely varying prices, and trading to date has not created an active market for our common stock. For example, during the last three months our average daily trading volume was 2,526 shares. Thus, the prices at which trades occurred may not be representative of the actual value of our common stock. On a number of days during this period, there were no trades at all in our common stock. As of May 24, 2005, there were approximately 1,641 holders of record of our common stock. The following table shows the reported high and low bid information (adjusted for stock splits) for the periods indicated. The prices listed below are quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

2005	High	Low

First Quarter	$20.20	$19.65
Second Quarter (through June 7, 2005)	20.85	18.50

2004	High	Low

First Quarter	$14.00	$13.93
Second Quarter	18.00	17.75
Third Quarter	18.00	17.50
Fourth Quarter	20.50	20.50

2003	High	Low

First Quarter	$9.50	$9.00
Second Quarter	9.53	9.33
Third Quarter	11.33	11.33
Fourth Quarter	13.33	12.85
DIVIDEND POLICY
      We have not declared or paid any cash dividends on our common stock since our inception. For the foreseeable future we do not intend to declare cash dividends. We intend to retain earnings to grow our business and strengthen our capital base. Our ability to pay dividends depends on the ability of our subsidiary, Beach First National Bank, to pay dividends to us. As a national bank, Beach First National Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. We will be required to obtain approval of the Office of the Comptroller of the Currency if the total of all the dividends declared in any calendar year by the bank exceeds the bank’s net profits to date for that year combined with its retained net profits for the preceding two years less any required transfers to surplus. At March 31, 2005, the bank had approximately $3.6 million in unrestricted dividend capacity. The OCC also has the authority under federal law to enjoin a national bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

BUSINESS
General
      We are a South Carolina corporation organized in 1995 to serve as the holding company for Beach First National Bank, a national banking association chartered under the laws of the United States. We opened Beach First National Bank in September 1996, and we have grown to six locations, including five new branches in the last four years. We achieved our first quarterly profit in the second quarter of 1999 and increased profitability in each of the past five years. Since our inception, we have focused on serving the banking needs of small businesses and individuals in our growing South Carolina coastal markets which include the Grand Strand, a resort area that stretches more than 60 miles along the northern section of South Carolina’s Atlantic coast and encompasses Myrtle Beach and its adjoining communities, and Hilton Head Island in the southern portion of the state. We offer a broad range of community banking products and services to our customers through our traditional relationship banking service model and technology-oriented delivery channels, such as our NetTeller Internet banking with bill payment and cash management services. As of March 31, 2005, we had total assets of approximately $287.6 million, total loans of approximately $221.5 million, total deposits of approximately $240.7 million, and total shareholders’ equity of approximately $16.3 million.
Our Strategy
      Our strategy is to build a coastal South Carolina community bank franchise in our core market areas of the Grand Strand and Hilton Head Island, and, potentially, in other select, fast-growing markets along the South Carolina coast. To execute our strategy, we have assembled a strong senior management team and group of relationship managers that understand the banking needs of small business owners, tourism-based businesses, commercial real estate developers, and professionals that operate in coastal areas. We are continuing to build a strong loan portfolio that is primarily secured by real estate and funded by deposits gathered in our market areas. As of March 31, 2005, loans secured by real estate made up approximately 81.2% of our loan portfolio and local deposits accounted for over 96.0% of our funding liabilities. We intend to continue growing within our existing markets both organically and by opening new branch offices. We believe that we can achieve significant additional growth within our current Grand Strand and Hilton Head Island markets by expanding our business relationships with existing customers and by developing new banking relationships.
Our Strengths
      We believe that the following strengths of our business differentiate us and provide us with a competitive advantage.
      Our Markets. Our markets are located along the coastal regions of South Carolina, predominately centered in the Grand Strand and Hilton Head Island areas. We currently have locations along the Grand Strand in Myrtle Beach, Surfside Beach, North Myrtle Beach, and Pawleys Island, as well as two branches on Hilton Head Island. These areas have experienced significant real estate development and construction growth in recent years as a result of robust tourism, second homeownership, and population growth attributable to both retiree relocation and those relocating as a result of the job opportunities created by this growth. We believe that the demographic and growth characteristics of our markets will provide us with significant opportunities to continue to grow our assets and deposits.
      Myrtle Beach is located near the center of the Grand Strand, a 60-mile portion of South Carolina’s Atlantic coast that stretches southward from the border with North Carolina at Little River (Horry County) to the City of Georgetown (Georgetown County). Myrtle Beach, and much of the Grand Strand, is located on the eastern edge of Horry County with a smaller portion on the eastern edge of Georgetown County. In 2003, the Grand Strand hosted an estimated 12.8 million visitors and was recently ranked by the American Automobile Association as the nation’s second most popular tourist destination behind Orlando, Florida. According to the Myrtle Beach Chamber Commerce, over 25% of these visitors were in income groups exceeding approximately $75,000 per year. Visitors are drawn to the area year round by the mild climate and numerous attractions such as beaches, more than 120 golf courses, live-music theaters, and extensive shopping.
      In recent years, Horry County’s year-round population has grown at a rapid pace. Between 1990 and 2000, Horry County was the 13th fastest growing metropolitan area in the United States. According to the U.S. Census Bureau, the population of Horry County increased 51% from 144,000 in 1990 to an estimated 218,000 in 2004. The Myrtle Beach Chamber of Commerce projects that the population will exceed 265,000 by 2010, a 22% increase from current population estimates. Low interest rates for mortgage loans combined with the coastal area’s attractiveness to those relocating to the area have contributed to increased residential construction. The homeownership rate in Horry County is 73% versus the national average of 66% and the number of residential housing permits issued by the county in 2003 was 67% higher than in 2000. A significant portion of both Horry County’s population and housing growth has come from retirees. The population over the age of 65, which now comprises 15% of Horry County’s residents, increased 62% between 1990 and 2000. In addition, Horry County ranks first among the top five regions in South Carolina for the number of retirees relocating to the state and, in recent years both The Wall Street Journal and Money magazine rated the Grand Strand as one of the nation’s top retirement locations.
      At the south end of the Grand Strand, Georgetown County has experienced similar growth with its population increasing by more than 29% from 1990 to 2004. According to Claritas, a leading provider of demographic data, the county’s estimated 2004 population of approximately 60,000 is projected to increase to over 66,000 residents by 2009. Contributing to the recent and projected growth in Georgetown County has been the retiree population. Residents over the age of 65 grew by 40% from 1990 to 2000 and now comprise 15% of the county’s total population. In recent years, Georgetown County has been recognized for its focus on economic development. In March 2001, the Governor of South Carolina awarded the county the Palmetto Partnership Award for serving as a model community for fostering economic development in rural communities. In addition, Georgetown County was recently named one of 30 national finalists in the “All American City” competition, an award designed to encourage and recognize civic excellence.
      This period of recent population and economic growth has led to an increase in the total deposits along the Grand Strand. According to FDIC data as of June 30, 2004, Horry County had total deposits of approximately $3.8 billion, an increase of approximately 35% since 2000. For the same period, Georgetown County had total deposits of approximately $803 million, an increase of approximately 48% since 2000. The economic expansion along the Grand Strand also contributed to increases in the median home values in Horry and Georgetown Counties of 58.3% and 79.8%, respectively, between 1990 and 2000. According to the U.S. Census Bureau, the median home values in Horry and Georgetown Counties during 2000 exceeded the median value of a South Carolina home by 26.1% and 20.8%, respectively.
      Hilton Head Island, located in Beaufort County, South Carolina, approximately 45 miles north of Savannah, Georgia and 90 miles south of Charleston, South Carolina is also an internationally recognized vacation destination famous for its championship golf courses and beautiful beaches and resorts. Beaufort County had an estimated population of 136,000 in 2004 and, according to the U.S. Census Bureau, was the fastest growing county in South Carolina from 2000 to 2004. On Hilton Head Island, the population increased 45% to an estimated 34,000 residents between 1990 and 2003. According to FDIC data as of June 30, 2004, Beaufort County had total deposits of approximately $2.4 billion, an increase of 29% since 2000.
      Similar to the Grand Strand, tourism and real estate drive Hilton Head’s economy. Employment is predominately in the service sector with approximately 61% of local jobs related to tourism and approximately 43% of the 5,000 licensed enterprises constituting retail and service-oriented companies. According to the Hilton Head Chamber of Commerce, the year-round tourism industry contributes more than $1.5 billion to the Hilton Head Island economy annually and the industry employs more than 10,000 people living both on Hilton Head Island and in the surrounding communities. Additionally, more than 600 real estate executives are employed on Hilton Head Island. In 2000, the median value of homes in

Beaufort County and Hilton Head was $214,000 and $320,000, respectively, compared to $95,000 for the State of South Carolina. In 2004, Hilton Head’s median family income was approximately $66,000, while Beaufort County’s was approximately $53,000.
      Strategic Expansion. Through organic growth and by expanding our branch network, we believe that we can significantly increase our market share in our core markets. As of June 30, 2004, our deposit market share in Horry County and Beaufort County was only 3.6% and 1.1%, respectively, providing us with significant opportunities for growth. In addition, the recent opening of our Pawleys Island office offers us another opportunity for growth in Georgetown County.
      We will continue to focus on expanding our presence in our current markets of the Grand Strand and Hilton Head Island. We opened offices in Surfside Beach in 2001, North Myrtle Beach in 2002, and our first Hilton Head location in 2003. We opened our office in Pawleys Island in 2004 and our second office in Hilton Head in 2005. To support the growing needs of our customers, we will begin building a new main office in Myrtle Beach during the second quarter of 2005, which we expect to open in the second quarter of 2006. The new main office is located at the corner of Grissom Parkway and 38th Avenue North in Myrtle Beach. The completion of Grissom Parkway and the interchange at Carolina Forest, which is expected in May 2006, will make this site a prime location for our new main office. The Grissom Parkway will serve as the primary artery between the western section of Myrtle Beach and the business district. Its central location is convenient to businesses and residents alike and gives us a permanent address in a rapidly growing part of the Grand Strand.
      We may also consider additional strategic locations in Horry, Georgetown, and Beaufort Counties for future expansion, including new branch offices in the western section of Myrtle Beach and the Bluffton area of Beaufort County, near Hilton Head Island. We will expand outside our core markets only after both identifying an attractive market and hiring experienced local executives to run our operations in these markets. For example, we are also considering expanding into the Charleston tri-county market, but would open an office only after we have identified an experienced executive to lead the effort.
      Experienced Team of Bankers. We have assembled a senior management team with an average of 22 years of experience in growing banks and evaluating the credit profiles of customers in our coastal markets. Walter E. Standish, III, our president and chief executive officer, began his tenure with the bank in 2000. Mr. Standish joined us from Bank of America where he worked for more than 25 years, including 15 years in Myrtle Beach and five years in Hilton Head. In addition, our 12 relationship managers have an average of over 15 years of banking experience in our markets. This experienced team of bankers is instrumental in our ability to continue to generate new loans and banking relationships.
      Our senior management and directors, as a group, beneficially owned approximately 29.0% of our outstanding common stock as of May 24, 2005. Following this offering, we expect that this group will beneficially own approximately 25.0% of our common stock.
      Strong Credit Quality. As discussed in “— Lending Activities — Credit Administration and Loan Review” below, we emphasize a strong credit culture based on traditional credit measures and underwriting standards as well as the experience and market knowledge of our relationship managers. Our dedication to strong credit quality is reinforced by our chief credit officer, Ms. Huntley, who has 33 years of banking experience, including 24 years of experience in community banking credit administration, compliance, and all aspects of commercial, consumer, and mortgage lending. As we continue to grow, we intend to add additional employees to assist with credit administration and loan review.
Lending Activities
      General. We emphasize a variety of lending services, including real estate — mortgage, real estate — construction, commercial, and consumer loans to the individuals and small- to mid-size businesses that are located or conduct a substantial portion of their business in the Grand Strand and Hilton Head Island markets. We currently engage outside firms to evaluate our loan portfolio on an annual basis for credit quality and to address compliance issues. At March 31, 2005, we had total loans of $221.5 million, representing 77.0% of our total assets. As of March 31, 2005, there were no loans accruing interest that were 90 days or more past due, and we had no restructured loans.
      Our underwriting standards vary for each type of loan. While we generally underwrite the loans in our portfolio in accordance with our internal underwriting guidelines and regulatory supervisory guidelines, we have, in certain circumstances, made loans which exceeded either our internal underwriting guidelines, supervisory guidelines, or both. We are permitted to hold loans that exceed supervisory guidelines up to 100% of our bank’s capital, which was $16.3 million as of March 31, 2005. At March 31, 2005, $10.2 million, or 4.7% of our loans and 41.8% of our capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which three loans totaling approximately $344,000 had loan-to-value ratios of 100% or more.
      We have focused our lending activities primarily on small business owners, tourism-based businesses, commercial real estate developers, and the professional market. We have developed a particular expertise in servicing tourism-based business and understand the unique operating challenges created by the seasonal nature of the industry. Seasonality in cash flows require that we develop tailored repayment schedules to effectively service these customers. By focusing on this customer base and by serving each customer with a consistent relationship team of bankers, we have generated a loan portfolio with an average loan size of approximately $105,000 as of March 31, 2005. At the same time, we strive to maintain a diversified loan portfolio and limit the amount of our loans to any single customer. As of March 31, 2005, our 10 largest customer loan relationships represented approximately $18.5 million, or only 8.4% of the total loan portfolio.
      Real Estate — Mortgage Loans. Loans secured by real estate mortgages are the principal component of our loan portfolio. To increase the likelihood of the ultimate repayment of the loan, we obtain a security interest in real estate whenever possible, in addition to other available collateral. As of March 31, 2005, loans secured by real estate mortgages made up approximately $161.8 million, or 72.9% of our loan portfolio.
      Within the broader category of real estate mortgage loans, the following table sets forth the amount of commercial real estate loans, one-to-four family residential real estate loans, home equity lines of credit, and multi-family residential real estate loans as of March 31, 2005.

Type of Real Estate-Mortgage Loans	Amount

(In thousands)
Commercial	$92,133
One to four family residential	52,751
Home equity lines of credit	14,250
Multi-family residential	2,684

Total	$161,818

      Most of our real estate loans are secured by improved and unimproved residential or commercial property. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower’s cash flow, creditworthiness, and ability to repay the loan.
      At March 31, 2005, our individual commercial real estate loans ranged in size from $10,000 to $2.4 million. The average commercial real estate loan size was approximately $285,000. These loans generally have terms of five years or less, although payments may be structured on a longer amortization basis. We evaluate each borrower on an individual basis and attempt to determine the business risks and credit profile of each borrower. We attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied properties where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. We prepare a credit analysis in addition to a cash flow analysis to evaluate each potential loan. In order to ensure secondary sources of payment and liquidity, we typically review all of the personal financial statements of the principal owners and require their personal guarantees. These commercial real estate loans include various types of business purpose loans secured by commercial real estate.
      At March 31, 2005, our individual residential real estate loans ranged in size from $10,000 to $2.0 million, with an average loan size of approximately $176,000. Generally, we limit the loan-to-value ratio on our residential real estate loans to 80%. We offer fixed and adjustable rate residential real estate loans with amortizations up to 20 years. To limit our risk, we offer fixed rate and variable rate loans through a third party for terms greater than 20 years, rather than originating and retaining these loans ourselves. Generally, we do not originate traditional long term residential mortgages for our portfolio, but we do issue traditional first and second mortgage residential real estate loans and home equity lines of credit. We view the origination of residential mortgages as an opportunity for future growth, and we intend to expand this portion of our business by originating mortgage loans and selling them in the secondary market. To execute this strategy, we are seeking to hire experienced mortgage originators with expertise in servicing our coastal markets.
      At March 31, 2005, our individual home equity lines of credit ranged in size from $15,000 to $800,000, with an average balance of approximately $61,000. Our underwriting criteria for, and the risks associated with, home equity loans and lines of credit are generally the same as those for first mortgage loans. Home equity lines of credit typically have terms of 15 years or less. We generally limit the extension of credit to 90% of the available equity of each property, although we may extend up to 100% of the available equity.
      Real Estate — Construction Loans. We offer adjustable and fixed rate residential and commercial construction loans to builders and developers and to individuals building their own homes. At March 31, 2005, total construction and development loans amounted to $44.4 million, or 20.0% of our total loan portfolio. Included in the $44.4 million was $17.2 million in construction loans, or 39.0% of our construction and development loan portfolio, that were made to commercial construction developers, and approximately $2.0 million, or 0.3% of our construction loan portfolio, that were made to individuals. At March 31, 2005, our commercial construction and development real estate loans ranged in size from approximately $30,000 to $1.9 million, with an average loan size of approximately $287,000. At March 31, 2005, our individual residential construction and development real estate loans ranged in size from approximately $70,000 to $650,000, with an average loan size of approximately $153,000. The duration of our construction and development loans generally is limited to 12 months, although payments may be structured on a longer amortization basis. Construction and development loans generally carry a higher degree of risk than long-term financing of existing properties because repayment usually depends on the ultimate completion of the project or home and on the sale of the property or the availability of permanent financing. Specific risks include:

•	cost overruns;

•	mismanaged construction;

•	inferior or improper construction techniques;

•	economic changes or downturns during construction;

•	rising interest rates which may prevent sale of the property; and

•	failure to sell completed projects in a timely manner.
      We attempt to reduce the risk associated with construction and development loans by obtaining personal guarantees and by keeping the loan-to-value ratio of the completed project at or below 80%.
      Commercial Business Loans. We make loans for commercial purposes in various lines of businesses, including retail, the service industry, and the professional service area. At March 31, 2005, commercial business loans amounted to $33.4 million, or 15.0% of our total loan portfolio, and our individual commercial business loans ranged in size from approximately $3,000 to $2.4 million, with an average loan size of approximately $54,000. Commercial loans are generally considered to have greater risk than first or second mortgages on real estate because commercial loans may be unsecured, or if they are secured, the value of the collateral may be difficult to assess and more likely to decrease than real estate.
      We also offer small business loans utilizing government enhancements such as the Small Business Administration’s (“SBA”) 7(a) program and SBA’s 504 programs. These loans typically are partially guaranteed by the government, which helps to reduce their risk. Government guarantees of SBA loans are generally less than 80% of the loan.
      Consumer Loans. We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Consumer loans are underwritten based on the borrower’s income, current debt level, past credit history, and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. At March 31, 2005, consumer loans amounted to $7.0 million, or 3.0% of our loan portfolio, with individual consumer loans ranging in size from $2,000 to $77,000, with an average loan size of approximately $13,000. Our installment loans typically amortize over periods up to 60 months. However, we will offer consumer loans with a single maturity date when a specific source of repayment is available. We typically require monthly payments of interest and a portion of the principal on our revolving loan products. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate.
      Loan Approval. Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. We attempt to mitigate these risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer lending limits, a multi-layered approval process for larger loans, documentation examination, and follow-up procedures for any exceptions to credit policies. Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer’s lending authority, the loan request will be reviewed by the internal management loan committee comprised of Mr. Standish, Ms. Huntley, and Mr. Springs. Individual loan authorities range from $25,000 to $750,000. Any two concurring members of our management loan committee can approve loans up to $1.5 million. If a loan exceeds $1.5 million, then the board of directors’ loan committee comprised of Mr. Standish and six other directors may approve the loan up to 15% of our capital and surplus or legal lending limit.
      Credit Administration and Loan Review. We emphasize a strong credit culture based on traditional credit measures and our knowledge of our markets through experienced relationship managers. We maintain a continuous internal loan review system and engage an independent consultant on an annual basis to review loan files on a test basis to confirm our loan grading. Each loan officer is responsible for every loan he or she makes, regardless of whether other individuals or committees joined in the approval. This responsibility continues until the loan is repaid or until the loan is officially assigned to another officer. The compensation of our lending officers is dependent in part on the asset quality of their loan portfolios. Our dedication to strong credit quality is reinforced by our chief credit officer, Ms. Huntley, who has 33 years of experience in administrative banking and finance, including 24 years of experience in community banking credit administration, compliance, and all aspects of commercial, consumer, and mortgage lending. She supervises our credit review processes and establishes performance benchmarks in the areas of nonperforming assets, charge-offs, past dues, and loan documentation. As we continue to grow, we intend to add additional employees to assist with credit administration and loan review.
      Lending Limits. Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the bank is subject to a legal limit on loans to a single borrower equal to 15% of the bank’s capital and unimpaired surplus. This limit will increase or decrease as the bank’s capital increases or decreases. Based upon the capitalization of the bank at March 31, 2005, our legal lending limit was approximately $2.9 million. We sell participations in our larger loans to other financial institutions, which allows us to manage the risk involved in these loans and to meet the lending needs of our customers requiring extensions of credit in excess of this limit.
Deposit Services
      Our principal source of funding is core deposits, of which approximately 96% were obtained from within our core markets as of March 31, 2005. We offer a full range of deposit services, including checking accounts, commercial accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to long-term certificates of deposit. We regularly review our deposit rates to ensure that we remain competitive in our markets. Due to the seasonal nature of our market areas, deposit growth is generally strongest during the summer months and loan demand usually reaches its peak during the winter months. Thus, we historically have a more favorable liquidity position during the summer months. To meet loan demand and liquidity needs during the winter months, we typically offer special rates on deposits.
Other Financial Services
      We offer NetTeller Internet banking with bill payment and cash management services. With NetTeller and PowerPay, customers can perform a variety of banking functions from their home or office computer. These services allow our customers to view images of checks, deposits (including the items that make up the deposit), past statements, and also transfer funds between Beach First accounts, download information to money management software packages, and pay bills. To help business customers streamline their day-to-day operations and leave more time to focus on their core lines of business, we also offer online cash management services, including business internet banking, ACH or electronic transactions, wire origination, sweep accounts, CD-ROM statements, and consolidated analysis. Our goal with technology-oriented products such as NetTeller, cash management, and our newly updated website is to supplement our high level of service by offering our customers a virtual key to the bank.
      We also offer other bank services including safe deposit boxes, direct deposit, and Visa Check Cards. We earn fees for most of these services, including debit and credit card transactions, sales of checks, and wire transfers. We also receive ATM transactions fees from certain transactions performed by both our depositors and others. We are associated with the STAR, Cirrus, and Plus ATM networks, which are available to our customers throughout the country.
      Although we have no definitive plans, we are also considering expanding our product offerings to include property and casualty insurance and brokerage services.
Competition
      The banking business is highly competitive, and we experience competition in our market from many other financial institutions. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in the Grand Strand and Hilton Head markets and elsewhere.
      As of June 30, 2004, there were 17 other financial institutions in Horry County and Beaufort County and 14 financial institutions in Georgetown County. We compete with these institutions both in attracting deposits and in making loans. Many of our competitors are well-established, larger financial institutions with substantially greater resources and lending limits, such as Wachovia, BB&T, Bank of America, Carolina First Bank, and Coastal Federal Bank. These institutions offer some services, such as extensive and established branch networks and trust services that we do not provide. We also compete with small banks and thrifts in our markets. Many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.
Employees
      As of March 31, 2005, we had 55 full-time employees and 6 part-time employees.
Properties
      We currently operate from a six branch network along the South Carolina coast. Our branch offices are located in Beaufort, Horry, and Georgetown Counties.

Type of Office	Location	Leased or Owned

Main office(1)	1550 Oak Street, Myrtle Beach, South Carolina 29577	Owned
Branch	Highway 544 in the Sayebrook Village Shopping Center in Surfside Beach, which is south of Myrtle Beach	Leased(2)
Branch	Gator Hole Shopping Center at 710 Highway 17 North, North Myrtle Beach, which is in the northern end of the Grand Strand	Leased(2)
Branch	Willbrook Shopping Center in Pawleys Island, which is in Georgetown County at the southern end of the Grand Strand	Leased
Branch	Pineland Station Office Building at 430 William Hilton Parkway, Hilton Head Island	Leased
Branch	The Village at Wexford Shopping Center at 1000 William Hilton Parkway, Hilton Head Island	Leased

(1)	We may close our current main office and sell the site when we relocate to our new main office.

(2)	We own the building but lease the land.
     In partnership with our legal counsel, Nelson Mullins Riley & Scarborough LLP, we are constructing a three-story, 46,066 square foot office building located on 3.5 acres at the southwest corner of Robert Grissom Parkway and 38th Avenue North in Myrtle Beach, South Carolina. Once completed, we will move our main office to this location and Nelson Mullins Riley & Scarborough will relocate its Myrtle Beach legal office to the building. We purchased the land for approximately $1.8 million, and we intend to contribute the land to an entity of which we will own two-thirds and Nelson Mullins Riley & Scarborough will own one-third. We will finance the construction project through a third-party lender with each of the owners being responsible for their respective interests in the project. We estimate that the total land and construction project will cost $7.0 million, exclusive of tenant improvements. We will lease two-thirds of the building (approximately 30,000 square feet) from the entity that owns the building. Because we will initially only occupy approximately 11,000 square feet of space, we intend to lease the other 19,000 square feet of our portion to outside tenants. Nelson Mullins Riley & Scarborough will lease the remaining one-third of the building from the entity that owns it.
      We believe that all of our properties are adequately covered by insurance.
Legal Proceedings
      In the ordinary course of operations, we are a party to various legal proceedings from time to time. We do not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material effect on our business, results of operations, or financial condition.

MANAGEMENT’S DISCUSSION AND ANALYSIS
      The following discussion reviews our results of operations and assesses our financial condition. You should read the following discussion and analysis in conjunction with our “Summary Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our analysis for the periods ended March 31, 2005 and 2004 is based on unaudited consolidated financial statements for such periods.
Overview
      Walter E. Standish, III, our president and chief executive officer, completed his fifth full year of service on December 31, 2004. Under his leadership, we continue to expand in our coastal markets. Our total assets increased to $287.6 million at March 31, 2005, a 55.5% increase since March 31, 2004, while our net income was $482,000 for the three months ended March 31, 2005, an increase of $174,000, or 56.6%, over the same period in 2004.
      The following table sets forth selected measures of our financial performance for the periods indicated.

	Three Months Ended		Years Ended
	March 31,		December 31,

	2005	2004	2004	2003	2002

	(Dollars in thousands)
Net income	$482	$308	$1,436	$1,009	$707
Total assets	287,575	184,942	242,091	165,093	118,409
Total net loans	218,587	142,330	189,060	133,852	92,025
Total deposits	240,663	152,172	203,169	138,100	99,866
Shareholders’ equity	16,348	15,418	16,333	14,733	13,928
      Like most community banks, we derive the majority of our income from interest received on our loans and investments. Our primary source of funds for making these loans and investments is our deposits and advances from the Federal Home Loan Bank of Atlanta (“FHLB”). Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income earned on our interest-earning assets, such as loans and investments, and the interest paid on our interest-bearing liabilities, such as deposits and advances from FHLB. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.
      We have included a number of tables to assist in our description of these measures. For example, the “Average Balances, Income and Expenses, and Rates” table shows for the periods indicated the average balance for each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest-earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the “Analysis of Changes in Net Interest Income” table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the periods shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included an “Interest Sensitivity Analysis Table” to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, our deposits, and other borrowings.
      There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We maintain this allowance by charging a provision for loan losses against our operating earnings. In the “— Loans” and “— Allowance for Loan Losses” sections, we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.
      In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the “— Noninterest Income” and “— Noninterest Expense” sections.

      The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and other statistical information also included in this prospectus.
Critical Accounting Policies
      In the preparation of our consolidated financial statements, we have adopted various accounting policies that govern the application of GAAP in the United States as well as the general practices within the banking industry. Our significant accounting policies are described in the footnotes to our audited consolidated financial statements as of December 31, 2004, beginning on page F-7 of this prospectus.
      Certain accounting policies involve significant judgments and assumptions by management which may have a material impact on the carrying value of certain assets and liabilities. We consider such accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates. These differences could have a material impact on our carrying values of assets and liabilities and our results of operations.
      We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgments and estimates when preparing our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, cash flow assumptions, the determination of loss factors for estimating credit losses, the impact of current events, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management’s estimates provided in our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.
Results of Operations

Income Statement Review

Overview

Years Ended December 31, 2004, 2003, and 2002
      For the year ended December 31, 2004, our net income was $1.4 million, or $0.71 basic net income per common share, as compared to $1.0 million, or $0.51 basic net income per common share, for the year ended December 31, 2003 and $707,000, or $0.36 basic net income per common share, for the year ended December 31, 2002. All per share data for all periods has been adjusted to reflect the 3-for-2 stock split effected in the form of a 50% stock dividend that we declared in 2004. The increase in net income in 2004 reflects our growth, with average earning assets increasing 43.9% to $192.1 million during 2004 from $133.4 million during the same period of 2003. Return on average assets and return on average shareholders’ equity are key measures of earnings performance. Return on average assets in 2004 and 2003 was 0.70% compared to 0.75% in 2002. Return on average shareholders’ equity for 2004 was 9.10% verses 7.05% in 2003 and 5.24% in 2002. Our equity to assets ratio was 6.82% in 2004, 9.01% in 2003, and 11.67% in 2002.

Three Months Ended March 31, 2005 and 2004
      Our net income was $482,000, or $0.24 basic net income per common share, for the three months ended March 31, 2005 as compared to $308,000, or $0.15 basic net income per common share, for the same period in 2004. The increase in net income reflects our continued growth, with average earning assets increasing to $249.0 million during the first three months of 2005 from $162.7 million during the same period of 2004. The return on average assets for the three month period ended March 31, 2005 was 0.73% as compared to 0.78% for the same period in 2004. The return on average equity was 11.5% for the three month period ended March 31, 2005 versus 8.2% for the same period in 2004.

Net Interest Income

Years Ended December 31, 2004, 2003, and 2002
      Our primary source of revenue is net interest income, which represents the difference between the income on interest-earning assets and expense on interest-bearing liabilities. Our net interest income increased $2.3 million, or 37.5%, to $8.3 million in 2004 from $6.0 million in 2003. Net interest income increased $1.7 million in 2003, from $4.3 million in 2002. The increase in net interest income was due primarily to the growth of our loan portfolio, as reflected in an increase in our average earning assets.
      Net interest spread, the difference between the rate we earn on interest-earning assets and the rate we pay on interest-bearing liabilities, was 3.96% for the year ended December 31, 2004, compared to 4.12% for the year ended December 31, 2003 and 4.13% for the year ended December 31, 2002. Our net interest margin, which is net interest income divided by average interest-earning assets for the period, was 4.30% for the year ended December 31, 2004, 4.51% for the year ended December 31, 2003, and 4.88% for the year ended December 31, 2002. The decrease in the net interest margin can be attributed to the increase in interest rates during 2004 which caused deposits to reprice faster than loans. Even though our average rates on earning assets fell from the 2003 levels, we were able to mitigate the decline by further reducing our rates paid on our deposits.
      The following tables set forth information related to our average balance sheet, average yields on assets, and average rates paid on liabilities for the years ended December 31, 2004, 2003, and 2002. We derived these yields or rates by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated.
Average Balances, Income and Expenses, and Rates

	For the Year Ended			For the Year Ended			For the Year Ended
	December 31, 2004			December 31, 2003			December 31, 2002

	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate

	(Dollars in thousands)
Federal funds sold, short term investments, and trust preferred securities	$6,202	$80	1.29%	$4,786	$50	1.04%	$4,520	$73	1.62%
Investment securities	26,538	1,099	4.14%	12,187	519	4.26%	7,603	413	5.44%
Loans(1)	159,321	10,418	6.54%	116,469	7,927	6.81%	75,837	5,899	7.78%

Total earning assets	$192,060	$11,597	6.04%	$133,443	$8,496	6.37%	$87,960	$6,385	7.26%

Interest-bearing deposits
Checking	$6,182	$21	0.35%	$4,869	$22	0.45%	$3,903	$20	0.51%
Money market	38,995	685	1.76%	22,440	315	1.40%	21,519	490	2.28%
Savings	3,169	25	0.80%	3,074	25	0.82%	3,211	38	1.18%
CD’s< $100,000	49,022	1,139	2.32%	38,410	1,035	2.69%	17,036	742	4.35%
CD’s> $100,000	38,771	837	2.16%	29,885	736	2.46%	15,582	540	3.46%
IRA	3,594	93	2.59%	3,794	134	3.52%	3,653	194	5.31%

Total interest-bearing deposits	$139,733	$2,800	2.00%	$102,472	$2,267	2.21%	$64,905	$2,024	3.12%

FHLB advances	16,757	395	2.36%	7,676	216	2.81%	1,949	72	3.68%
Junior subordinated debentures	3,079	137	4.45%	—	—	—	—	—	—

Total interest-bearing liabilities	$159,569	$3,331	2.08%	$110,147	$2,483	2.25%	$66,853	$2,095	3.13%

Net interest spread			3.96%			4.12%			4.13%
Net interest income/margin		$8,265	4.30%		$6,013	4.51%		$4,290	4.88%

(1)	The effect of loans in nonaccrual status and fees collected is not significant to the computations. All loans and deposits are domestic.

Three Months Ended March 31, 2005 and 2004
      During the first three months of 2005, net interest income increased 60.9% to $2.8 million from $1.7 million for the same period in 2004. The growth in net interest income resulted from an increase of $1.7 million in interest income, partially offset by an increase in interest expense of $611,000. The continued growth of our loan portfolio is the primary driver of the increase in net interest income. Average total loans increased from $140.7 million in the first three months of 2004 to $206.9 million in the same period in 2005. In addition, average securities increased to $37.3 million in the first three months of 2005 compared to $15.0 million for the same period in 2004. Net interest spread was 4.21% for the three month period ended March 31, 2005 compared to 3.96% for the same period of 2004. The net interest margin was 4.54% for the three month period ended March 31, 2005 compared to 4.31% for the same period of 2004.
      The following tables set forth information related to our average balance sheet, average yields on assets, and average rates paid on liabilities for the three months ended March 31, 2005 and 2004.
Average Balances, Income and Expenses, and Rates

	For the Three Months Ended			For the Three Months Ended
	March 31, 2005			March 31, 2004

	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate

	(Dollars in thousands)
Federal funds sold, short term investments, and trust preferred securities	$4,782	$28	2.39%	$7,042	$16	0.92%
Investment securities	37,341	394	4.27	15,026	153	4.09
Loans(1)	206,876	3,636	7.13	140,656	2,223	6.34

Total earning assets	$248,999	$4,057	6.61%	$162,724	$2,392	5.90%

Interest-bearing deposits
Checking	$12,141	$18	0.60%	$4,891	$4	0.35%
Money market	71,292	373	2.12	23,381	68	1.17
Savings	3,086	7	0.86	2,847	6	0.80
CD’s< $100,000	49,045	333	2.75	51,461	286	2.23
CD’s> $100,000	48,990	330	2.73	37,308	189	2.03
IRA	3,329	20	2.46	3,773	27	2.85

Total interest bearing deposits	187,883	1,080	2.33%	123,663	580	1.88%

FHLB advances	20,174	125	2.51%	13,971	84	2.42%
Junior subordinated debentures	6,873	67	3.95%	—	—	—%

Total interest-bearing liabilities	$214,930	$1,272	2.40%	$137,633	$664	1.93%

Net interest spread			4.21%			3.96%
Net interest income/margin		$2,785	4.54%		$1,728	4.31%

(1)	The effect of loans in nonaccrual status and fees collected is not significant to the computations. All loans and deposits are domestic.

Analysis of Changes in Net Interest Income
      The following tables set forth the effect which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented. The change in net interest income is primarily due to the increases in volume of both loans and deposits and changes in average rates.

	For the Year Ended			For the Year Ended
	December 31, 2004 vs. 2003			December 31, 2003 vs. 2002

	Volume(1)	Rate(1)	Net Change	Volume(1)	Rate(1)	Net Change

			(Dollars in thousands)
Federal funds sold, short term investments, and trust preferred securities	$18	$12	$30	$3	$(26)	$(24)
Investment securities	594	(14)	580	195	(89)	106
Loans	2,802	(311)	2,491	2,766	(737)	2,029

Total earning assets	3,415	(314)	3,101	2,964	(852)	2,111

Interest-bearing deposits	747	(214)	533	831	(588)	243
FHLB advances	214	(35)	179	161	(17)	145
Junior subordinated debentures	137	—	137	—	—	—

Total interest-bearing liabilities	1,098	(249)	849	992	(605)	388

Net interest income	$2,317	$(65)	$2,252	$1,971	$(248)	$1,723

(1)	Volume-rate changes have been allocated to each category proportionately based on the percentage of the total change.

	Three Months Ended
	March 31, 2005 vs. 2004

	Volume(1)	Rate(1)	Net change

	(Dollars in thousands)
Federal funds sold, short term investments, and trust preferred securities	$(13)	$25	$12
Investment securities	235	7	242
Loans	1,141	274	1,415

Total earning assets	$1,363	$306	$1,669
Interest-bearing deposits	369	138	507
FHLB advances	38	3	42
Junior subordinated debentures	67	—	67

Total interest-bearing liabilities	$474	$141	$615

Net interest income	$889	$165	$1,054

(1)	Volume-rate changes have been allocated to each category proportionately based on the percentage of the total change.

Provision for Loan Losses
      We have established an allowance for loan losses through a provision for loan losses charged as an expense on our statement of income. We review our loan portfolio periodically to evaluate our outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. Our provision for loan losses was $1.3 million for 2004, $713,000 for 2003, and $539,000 for 2002. For the three months ended March 31, 2005 and March 31, 2004, the provision for loan losses was

$500,000 and $215,000, respectively. The increase in the provision was the result of increased loan growth and management’s assessment of the adequacy of the reserve for possible loan losses given the size, mix, and quality of the current loan portfolio. Please see the discussion below under “Allowance for Loan Losses” for a description of the factors we consider in determining the amount of the provision we expense each period to maintain this allowance.

Noninterest Income

Years Ended December 31, 2004, 2003, and 2002
      Noninterest income increased to $1.0 million for the year ended December 31, 2004, up 5.1% from $987,000 for the year ended December 31, 2003. Noninterest income increased 34.9% from $732,000 in 2002 to $987,000 in 2003. Service fees on deposit accounts, the largest component of noninterest income, increased 9.2% to $536,000 in 2004 from $491,000 in 2003. Service fee income increased $71,000, or 16.8%, in 2003 from $420,000 in 2002. Service fees on deposit accounts increased due to the growth in the number of deposit accounts and increased fee-related activities of customers. The net gain on the sale of investment securities was $37,000 for 2004, $135,000 for 2003, and $977 in 2002. The bank purchased bank owned life insurance in mid-2002 and income from cash value life insurance was $162,000 in 2004 and 2003 compared to $80,000 in 2002. Mortgage loan referral fee income for 2004 was $135,000 compared to $64,000 in 2003 and $35,000 for 2002. Other income increased 23.2% to $168,000 in 2004 from $136,000 in 2003, and increased 37.7% from $99,000 in 2002. Other income increased primarily due to the increase in electronic transactions on debit cards.

Three Months Ended March 31, 2005 and 2004
      Noninterest income increased to $263,000 for the three months ended 2005, up 15.5% from $228,000 for the same period in 2004. Service fees on deposit accounts increased 7.1% to $140,000 for the three months ended 2005 from $131,000 for the same period in 2004. Service fees on deposit accounts increased due to growth in the number of deposit accounts as well as increased fee-related activities of customers. Income from cash value life insurance was $25,000 for the first three months of 2005 compared to $40,000 for the same period in 2004. Mortgage loan referral fees increased to $40,000 during the three months ended March 31, 2005 compared to $27,000 for the same period in 2004. Other income increased 47.8% to $43,000 for the three months ended March 31, 2005 from $29,000 for the same period in 2004. Other income is primarily made up of debit card and ATM fee income in addition to charges on check sales.

Noninterest Expense

Years Ended December 31, 2004, 2003, and 2002
      Noninterest expense totaled $5.7 million for the year ended December 31, 2004, up 21.2% from $4.7 million for the year ended December 31, 2003. Noninterest expense increased 39.7% from $3.4 million in 2002 to $4.7 million in 2003. The increase in noninterest expense reflects an increase in most expense categories as a result of our growth to $242.1 million in total assets at the end of 2004 from $165.1 million at the end of 2003 and $118.4 million for the end of 2002. However, while our total grew 39.4% in 2003 and 46.6% in 2004, we have been able to manage our expenses while accommodating this growth. As a percentage of total assets, our total noninterest expense decreased from 2.83% in 2002 and 2.84% in 2003 to 2.35% in 2004. Salary and wages expense totaled $2.6 million in 2004, $2.1 million in 2003, and $1.5 million in 2002. Employee benefits were $501,000 in 2004, $401,000 in 2003, and $276,000 in 2002. We had 55 full-time employees at the end of 2004, an increase of 14 from the end of 2003. Staffing increases are primarily due to the opening of new branch offices in North Myrtle Beach during the fourth quarter of 2002 and in the Hilton Head Island office during the first quarter of 2003. In 2004, we added staff for the new branch office in the Litchfield/ Pawleys Island area of South Carolina and began staffing for the second location on Hilton Head Island, which opened on January 3, 2005. Increases in personnel costs are also due to normal compensation adjustments, higher costs associated with group insurance coverage, and certain other incentive awards.

      Advertising and public relations expense continues to be a major expense item. In 2004, advertising and public relations expense increased $71,000 to $239,000 from $168,000 in 2003 and $117,000 in 2002. The increase in 2004 was due primarily to the promotion of the new Litchfield/ Pawleys Island office that opened in July 2004, as well as special promotions, such as newspaper advertisements, to attract deposits in all markets. Professional fees increased $54,000 to $190,000 for 2004 compared to $137,000 in 2003 and $140,000 in 2002. These fees continue to increase due to our growth, the regulatory fees associated with such growth, and the escalating cost of accounting, auditing, and legal services for a public company.
      Occupancy expenses for the year ended December 31, 2004 were $477,000 compared to $362,000 in 2003 and $240,000 in 2002. These annual increases are the result of branch expansion and increased lease payments for most locations during these periods. As we continue to expand, we expect that occupancy costs will continue to increase. Please refer to the discussion of our leases in the notes to the consolidated financial statements.
      Data processing fees increased in 2004 to $343,000 from $309,000 in 2003 and $215,000 in 2002. Data processing costs are primarily related to the volume of loan and deposit accounts and associated transaction activity. We believe our data processing costs are consistent with our expansion.
      We experienced a 19.3% increase in other operating expense in 2004 to $839,000 from $703,000 in 2003 and from $484,000 in 2002, primarily as a result of an increase in operating expenses related to the new branch offices opened during these periods, along with other expenses associated with the growth of loans and deposits. Specifically, credit and collection expenses increased $46,000, FDIC insurance increased $27,000, and furniture and equipment increased $20,000, collectively totaling $93,000 of the total increase of $136,000. In addition, expenses related to the bank owned life insurance increased $10,000.
      Total income tax expense was $845,000 in 2004, $590,000 in 2003, and $419,000 in 2002. Our effective tax rates were 37.0% for all periods.

Three Months Ended March 31, 2005 and 2004
      Total noninterest expense increased 42.3% to $1.8 million for the three month period ended March 31, 2005 from $1.3 million for the same period in 2004. As an annualized percentage of average total assets, our total noninterest expenses decreased from 2.9% in 2004 to 2.7% in 2005. While our total assets have grown 55.5% for the first three months of 2005 compared to the same period in 2004, we have been able to manage our expenses while accommodating our growth. Salary and wages and employee benefits expense increased $288,000 to $966,000 during the three month period ended March 31, 2005 compared to the same period in 2004. These increases are the result of personnel additions, normal compensation adjustments, higher costs associated with group insurance coverage, and certain incentive awards.
      For the three months ended March 31, 2005, advertising and public relations costs increased $23,000 to $73,000. This increase was due primarily to the promotion of the Litchfield/Pawleys Island office that opened in July 2004 and the Wexford office in Hilton Head that opened in January 2005, as well as special promotions, such as newspaper advertisements, to attract deposits in all markets. Professional fees increased $29,000 to $73,000 for the three month period ended March 31, 2005 compared to the same period in 2004. These fees continue to increase due to our growth, the regulatory fees associated with such growth, and the escalating cost of accounting, auditing, and legal services for a public company.
      Occupancy expenses increased $76,000 to $184,000 during the three months ended March 31, 2005 compared to the same period in 2004. Increases in occupancy costs are the result of opening the Litchfield/Pawleys Island and Wexford offices and increases in operating lease payments for most locations.
      Data processing fees increased during the three months ended March 31, 2005 to $110,000 from $84,000 during the same period in 2003. Data processing costs are primarily related to the volume of loan and deposit accounts and associated transaction activity.

      Other operating expenses increased 37.5% to $230,000 during the three months ended March 31, 2005 compared to $167,000 during the same period in 2004, primarily as a result of an increase in operating expenses related to the new branch offices in Litchfield/ Pawleys Island and Hilton Head, along with other expenses associated with the expansion of loans and deposits. Specifically, credit and collection expenses increased $5,000, furniture and equipment increased $16,000, postage and freight increased $7,000, armored car services increased $7,000, and travel increased $15,000, collectively totaling $51,000 of the total increase of $63,000.
Balance Sheet Review

General
      We had total assets of $242.1 million at December 31, 2004, an increase of 46.6% from $165.1 million at December 31, 2003. Total assets consisted primarily of $189.1 million in net loans, $36.2 million in investments, and $4.8 million in cash and due from banks. Our liabilities at December 31, 2004 totaled $225.6 million, consisting primarily of $203.3 million in deposits, $16.5 million in FHLB advances, and $5.2 million of junior subordinated debentures. Our total deposits increased to $203.2 million at December 31, 2004, up 47.1% from $138.1 million at December 31, 2003.
      We had total assets of $287.6 million at March 31, 2005, an increase of 55.5% from $184.9 million at March 31, 2004. Total assets consisted primarily of $218.6 million in net loans, $34.7 million in investments, $16.7 million in federal funds sold and short-term investments, and $4.5 million in cash and due from banks. Our liabilities at March 31, 2005 totaled $271.2 million, consisting primarily of $240.7 million in deposits, $19.0 million in FHLB advances, and $10.3 million of junior subordinated debentures. Our total deposits increased to $240.7 million at March 31, 2005, up 58.2% from $152.2 million at March 31, 2004.

Investment Securities
      Total investment securities averaged $26.5 million and represented 13.8% of average earning assets at December 31, 2004. At December 31, 2003, total investment securities averaged $12.2 million and represented 9.1% of average earning assets. This increase was due to a leveraging of the securities portfolio during 2004 using borrowings from the FHLB. At December 31, 2004, our investment securities portfolio had a book value of $37.8 million and a fair market value of $37.6 million for an unrealized net loss of $258,000. This compares to a fair market value of $12.8 million at December 31, 2003 and $7.9 million at December 31, 2002. The following table summarizes the fair market value of our investments as of December 31, 2004, 2003, and 2002.

	As of December 31,

	2004	2003	2002

	(Dollars in thousands)
US Government agencies	$14,582	$2,290	$2,782
Mortgage-backed	21,620	9,628	4,770
Other	1,379	884	365

Total	$37,582	$12,802	$7,917

      Total investment securities averaged $37.3 million during the first three months of 2005 and totaled $36.4 million at March 31, 2005. Total investment securities averaged $15.0 million during the first three months of 2004 and totaled $18.2 million at March 31, 2004. At March 31, 2005, our investment securities portfolio had a book value of $37.4 million and a fair market value of $36.4 million for an unrealized net loss of $992,000. The following table summarizes the fair market value of our investments as of March 31, 2005 and 2004.

	As of March 31,

	2005	2004

	(Dollars in thousands)
US Government agencies	$14,281	$2,502
Mortgage-backed	20,467	14,581
Other	1,645	1,134

Total	$36,393	$18,217

      Contractual maturities and yields on our investment securities (all available for sale) at December 31, 2004 and March 31, 2005 are shown in the following tables based on market values. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At December 31, 2004

	Less Than		After One Year		After Five Years
	One Year		through Five Years		through Ten Years		After Ten Years

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(Dollars in thousands)
US Government agencies	$—	—	$3,969	4.07%	$10,130	4.49%	$483	5.19%
Mortgage-backed	—	—	—	—	4,941	3.75%	16,661	4.32%
Other	—	—	—	—	—	—	1,379	4.06%

Total	$—	—	$3,969	4.07%	$15,071	4.12%	$18,522	4.52%

	At March 31, 2005

	Less Than		After One Year		After Five Years
	One Year		through Five Years		through Ten Years		After Ten Years

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(Dollars in thousands)
US Government agencies	$—	—	$5,847	4.14%	$7,959	4.55%	$475	5.20%
Mortgage-backed	—	—	—	—	4,653	3.75%	15,813	4.32%
Other	—	—	—	—	—	—	1,645	4.17%

Total	$—	—	$5,847	4.14%	$12,612	4.15%	$17,934	4.56%

      Short term investments totaled $463,000, $4.6 million, and $5.4 million at December 31, 2004, 2003, and 2002, respectively. At March 31, 2005, short-term investments totaled $16.7 million, compared to $12.2 million at March 31, 2004. These funds are generally invested in an earning capacity with maturities of six months or less in federal funds or in U.S. Government Agency and mortgage backed securities with an average life of seven years or less.

Loans
      Since loans typically provide higher interest yields than other types of interest-earning assets, a substantial percentage of our earning assets are invested in our loan portfolio. At December 31, 2004, loans represented 82.9% of average earning assets as compared to 87.3% at the end of 2003. At December 31, 2004, net loans (gross loans less the allowance for loan losses and deferred loan fees) totaled $189.1 million, an increase of $55.2 million, or 41.2%, from December 31, 2003. Average gross loans increased 36.8% from $116.5 million with a yield of 6.81% in 2003 to $159.3 million with a yield of 6.54% in 2004. Average gross loans increased from $75.9 million with a yield of 7.78% in 2002. The decrease in yield on loans during these periods is due to the declining interest rate environment in 2002 and 2003. Associated with the higher loan yields are the inherent credit and liquidity risks which we attempt to control and counterbalance. The interest rates we charge on loans vary with the degree of risk and the maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates.
      As of March 31, 2005, loans represented 83.1% of average earning assets as compared to 86.4% at March 31, 2004. At March 31, 2005, net loans totaled $218.6 million, an increase of $76.3 million, or 53.6%, from March 31, 2004. Average total loans increased 47.0% from $140.6 million with a yield of 6.34% during the first three months of 2004 to $206.9 million with a yield of 7.13% during the same period in 2005. The increase in yield on loans during these periods is due to the increasing interest rate environment in 2004 and 2005.
      Mortgage loans constitute the principal component of our loan portfolio. Mortgage loans represented 70.4% and 66.0% of our portfolio at December 31, 2004 and 2003, respectively, and 72.9% and 66.7% of our portfolio at March 31, 2005 and 2004, respectively. In the context of this discussion, a “real estate mortgage loan” is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. Most of our real estate loans are secured by residential or commercial property. We follow the common practice of financial institutions in our area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. Generally, we limit our loan-to-value ratio to 80%.
      The following table summarizes the composition of our loan portfolio at December 31, 2004, 2003, 2002, 2001, and 2000.

	At December 31,

	2004		2003		2002		2001		2000

		% of		% of		% of		% of		% of
	Amount	Total	Amount	Total	Amount	Total	Amount	Total	Amount	Total

	(Dollars in thousands)
Commercial	$33,031	17.2	$30,941	22.8	$24,547	26.3	$13,437	21.2	$8,719	19.1
Real estate — construction	16,255	8.5	8,157	6.0	3,486	3.7	2,368	3.7	3,604	7.9
Real estate — mortgage	134,978	70.4	89,723	66.0	52,934	56.7	41,051	64.9	27,262	59.6
Consumer	7,554	3.9	7,066	5.2	12,456	13.3	6,422	10.2	6,127	13.4

Loans, gross	$191,818	100.0	$135,887	100.0	$93,424	100.0	$63,278	100.0	$45,712	100.0

Deferred loan fees	(336)		(275)		(123)		(74)		(90)
Allowance for loan losses	(2,422)		(1,760)		(1,276)		(851)		(569)

Loans, net	$189,060		$133,852		$92,025		$62,352		$45,053

      The following table summarizes the composition of our loan portfolio at March 31, 2005 and 2004.

	At March 31,

	2005		2004

	Amount	% of Total	Amount	% of Total

	(Dollars in thousands)
Commercial	$34,521	15.56	$30,563	21.14
Real estate — construction	18,468	8.32	10,467	7.24
Real estate — mortgage	161,818	72.92	96,492	66.73
Consumer	7,099	3.20	7,073	4.89

Loans, gross	221,906	100.00	144,594	100.00

Deferred loan fees	(400)		(292)
Allowance for loan losses	(2,919)		(1,972)

Loans, net	$218,587		$142,330

      The information in the following tables is based on the contractual maturities of individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected below because borrowers may have the right to prepay obligations with or without prepayment penalties.
      The following table summarizes the loan maturity distribution by type and related interest rate characteristics as of December 31, 2004.

		After One but
	One Year or Less	within Five Years	After Five Years	Total

	(Dollars in thousands)
Commercial	$14,161	$16,451	$2,419	$33,031
Real estate — mortgage	52,645	64,488	17,846	134,978
Real estate — construction	11,354	4,901	—	16,255
Consumer	2,005	5,278	270	7,554

Total	$80,165	$91,118	$20,535	$191,818

Fixed interest rate	$33,874	$56,640	$201	$90,715
Variable interest rate	46,292	34,477	20,334	101,103

Total	$80,165	$91,118	$20,535	$191,818

      The following table summarizes the loan maturity distribution by type and related interest rate characteristics as of March 31, 2005.

		After One but
	One Year or Less	within Five Years	After Five Years	Total

	(Dollars in thousands)
Commercial	$16,809	$15,287	$2,425	$34,521
Real estate — mortgage	67,171	74,877	19,770	161,818
Real estate — construction	11,325	7,143	—	18,468
Consumer	1,709	5,142	248	7,099

Total	$97,014	$102,449	$22,442	$221,906

Fixed interest rate	$40,654	$57,258	$3,157	$101,069
Variable interest rate	56,361	45,191	19,285	120,837

Total	$97,014	$102,449	$22,442	$221,906

Allowance for Loan Losses
      We have established an allowance for loan losses through a provision for loan losses charged to expense on our statement of income. The allowance for loan losses represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. The evaluation of the allowance is segregated into general allocations and specific allocations. For general allocations, the portfolio is segregated into risk-similar segments for which historical loss ratios are calculated and adjusted for identified trends or changes in current portfolio characteristics. Historical loss ratios are calculated by product type for consumer loans (installment and revolving), mortgage loans, and commercial loans and may be adjusted for other risk factors. To allow for modeling error, a range of probable loss ratios is then derived for each segment. The resulting percentages are then applied to the dollar amounts of the loans in each segment to arrive at each segment’s range of probable loss levels. Certain nonperforming loans are individually assessed for impairment under SFAS No. 114 and assigned specific allocations. Other identified high-risk loans or credit relationships based on internal risk ratings are also individually assessed and assigned specific allocations.
      The general allocation also includes a component for probable losses inherent in the portfolio, based on management’s analysis that is not fully captured elsewhere in the allowance. This component serves to address the inherent estimation and imprecision risk in the methodology as well as address management’s evaluation of various factors or conditions not otherwise directly measured in the evaluation of the general and specific allocations. Such factors include the current general economic and business conditions; geographic, collateral, or other concentrations of credit; system, procedural, policy, or underwriting changes; experience of the lending staff; entry into new markets or new product offerings; and results from internal and external portfolio examinations.
      Periodically, we adjust the amount of the allowance based on changing circumstances. We charge recognized losses to the allowance and add subsequent recoveries back to the allowance for loan losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period.
      The allocation of the allowance to the respective loan segments is an approximation and not necessarily indicative of future losses or future allocations. The entire allowance is available to absorb losses occurring in the overall loan portfolio. In addition, the allowance is subject to examination and adequacy testing by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions, and other adequacy tests. Such regulatory agencies could require us to adjust the allowance based on information available to them at the time of their examination.
      At December 31, 2004, our allowance for loan losses was $2.4 million, or 1.26% of total outstanding loans, compared to an allowance for loans losses of $1.8 million, or 1.30% of outstanding loans, at December 31, 2003 and $1.3 million, or 1.37% of outstanding loans, at December 31, 2002.

      The following table sets forth certain information with respect to our allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2000 to 2004.

	Years Ended December 31,

	2004	2003	2002	2001	2000

	(Dollars in thousands)
Average loans outstanding	$159,321	$116,469	$75,837	$56,097	$39,032

Total loans outstanding at period end	$191,482	$135,612	$93,300	$63,204	$45,622

Total nonperforming loans	$77	$366	$86	$107	$105

Beginning balance of allowance	$1,760	$1,276	$851	$569	$409
Loans charged off:
Real estate	126	62	—	112	—
Commercial	530	184	104	46	77
Consumer	27	2	11	32	14

Total loans charged off:	683	248	115	190	91
Recoveries:
Real estate	—	18	1	5	—
Commercial	5	—	—	—	—
Consumer	—	1	—	—	—

Total recoveries:	5	19	1	5	—

Net loans charged off	678	229	114	185	91
Provision for loan losses	1,340	713	539	467	251

Balance at period end	$2,422	$1,760	$1,276	$851	$569

Nonperforming loans as a percentage of total loans	0.04%	0.27%	0.09%	0.17%	0.23%
Net charge-offs to average total loans	0.43%	0.20%	0.15%	0.33%	0.23%
Allowance as a percentage of total loans	1.26%	1.30%	1.37%	1.35%	1.25%
Allowance for loan losses to nonperforming loans	3,145.45%	480.87%	1,483.72%	795.33%	541.90%

      At March 31, 2005, the allowance for loan losses was $2.9 million, or 1.32% of total outstanding loans, compared to an allowance for loan losses of $2.0 million, or 1.37% of total outstanding loans, at March 31, 2004. During the first three months of 2005, we had three charge-offs totaling $7,900. During the same period in 2004 we had one charge-off totaling $3,000. We had non-performing loans totaling $299,000 and $808,000 at March 31, 2005 and March 31, 2004, respectively. While there can be no assurances, we do not expect significant losses relating to these nonperforming loans because we believe that the collateral supporting these loans is largely sufficient to cover the outstanding loan balances. The following table sets forth certain information with respect to our allowance for loan losses and the composition of charge-offs and recoveries for the three months ended March 31, 2005 and 2004.

	Three Months Ended
	March 31,

	2005	2004

	(Dollars in thousands)
Average loans outstanding	$206,876	$140,656

Total loans outstanding at period end	221,506	144,302

Total nonperforming loans	299	808

Beginning balance of allowance	$2,422	$1,760
Loans charged off:
Real estate	—	—
Commercial	—	—
Consumer	8	3

Total loans charged off	8	3
Recoveries:
Real estate	—	—
Commercial	4	—
Consumer	2	—

Total recoveries	5	—

Net loans charged off	3	—
Provision for loan losses	500	215

Balance at period end	$2,919	$1,972

Nonperforming loans as a percentage of total loans	0.14%	0.56%
Net charge-offs to average total loans	0.00%	0.00%
Allowance as a percentage of total loans	1.32%	1.37%
Allowance for loan losses to nonperforming loans	976.25%	244.00%

      The following table sets forth the breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to gross loans for the years ended December 31, 2000 to 2004. We believe that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of further losses and does not restrict the use of the allowance to absorb losses in any category.

	At December 31,

	2004		2003		2002		2001		2000

	(Dollars in thousands)
Commercial	$438	17.3%	$413	22.8%	$324	26.3%	$216	21.2%	$120	59.6%
Real estate — construction	200	8.5	61	6.0	26	3.7	17	3.7	28	7.9
Real estate — mortgage	1,041	70.4	706	66.0	261	56.7	174	64.9	157	19.1
Consumer	128	3.9	97	5.2	96	13.3	64	10.2	46	13.4
Unallocated	616	—	483	—	570	—	380	—	219	—

Total allowance for loan losses	$2,422	100.0%	$1,760	100.0%	$1,276	100.0%	$851	100.0%	$569	100.0%

      The following table sets forth the breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to gross loans for the three months ended March 31, 2005.

	March 31, 2005

	(Dollars in
	thousands)
Commercial	$427	15.56%
Real estate — construction	165	8.32
Real estate — mortgage	1,499	72.92
Consumer	97	3.20
Unallocated	731	—

Total allowance for loan losses	$2,919	100.0%

Nonperforming Assets
      We discontinue accrual of interest on a loan when we conclude it is doubtful that we will be able to collect interest from the borrower. We reach this conclusion by taking into account factors such as the borrower’s financial condition, economic and business conditions, and the results of our previous collection efforts. Generally, we will place a delinquent loan in nonaccrual status when the loan becomes 90 days or more past due. When we place a loan in nonaccrual status, we reverse all interest which has been accrued on the loan but remains unpaid and we deduct this interest from earnings as a reduction of reported interest income. We do not accrue any additional interest on the loan balance until we conclude the collection of both principal and interest is reasonably certain. Loans delinquent 90 days or more were 0.04% of total loans at December 31, 2004, compared to 0.11% at December 31, 2003 and 0.05% at December 31, 2002. At December 31, 2004, there was one loan totaling $652 accruing interest which was 90 days or more past due and we had no restructured loans.

      The following table shows our nonperforming assets as well as the total nonaccrual loans to total loans, the total nonperforming loans to total loans, and the total nonperforming assets to total assets.

	At December 31,

	2004	2003	2002	2001	2000

	(Dollars in thousands)
Nonaccrual loans
Commercial	$—	$198	$58	$—	$105
Real estate — construction	—	—	—	—	—
Real estate — mortgage	70	168	—	87	—
Consumer	7	—	—	29	—

Total	$77	$366	$58	$116	$105

Accruing loans which are contractually past due 90 days or more
Commercial	$—	$—	$—	$—	$—
Real estate — construction	—	—	—	—	—
Real estate — mortgage	—	—	—	—	—
Consumer	1	—	2	—	—

Total	$1	$—	$2	$—	$—

Total nonperforming loans	$78	$366	$60	$116	$105

Total nonperforming assets	$78	$366	$60	$116	$105

Total nonaccrual loans to total loans	0.04%	0.27%	0.06%	0.18%	0.23%
Total nonperforming loans to total loans	0.04%	0.27%	0.06%	0.18%	0.23%
Total nonperforming assets to total assets	0.03%	0.22%	0.05%	0.14%	0.16%
      We had three nonaccruing loans totaling $77,000 at December 31, 2004 consisting of one commercial loan in the amount of $35,000 secured by a first mortgage, one commercial loan in the amount of $35,000 secured by a first mortgage, and one consumer loan in the amount of $7,000 secured by a vehicle. We had three nonaccruing loans totaling $366,000 at December 31, 2003 consisting of one commercial loan in the amount of $168,000 secured by a first mortgage, one commercial loan in the amount of $148,000 secured by an assignment of a lease, and one commercial loan in the amount of $50,000 secured by a piece of construction equipment. Interest income that would have been received for the years ended December 31, 2004 and 2003 had nonaccruing loans been current in accordance with their original terms amounted to $7,000 and $20,000, respectively. We did not have any other real estate owned at year end for the periods presented above.

      At March 31, 2005, there were no loans accruing interest which were 90 days or more past due and we had no restructured loans. The following table shows our nonperforming assets as well as the total nonaccrual loans to total loans, the total nonperforming loans to total loans, and the total nonperforming assets to total assets.

	At March 31,

	2005	2004

	(Dollars in
	thousands)
Nonaccrual loans
Commercial	$49	$255
Real estate — construction	—	—
Real estate — mortgage	217	289
Consumer	33	8

Total	$299	$552

Accruing loans which are contractually past due 90 days or more
Commercial	$—	$133
Real estate — construction	—	—
Real estate — mortgage	—	124
Consumer	—	—

Total	$—	$257

Total nonperforming loans	$299	$809

Total nonperforming assets	$299	$809

Total nonaccrual loans to total loans	0.13%	0.38%
Total nonperforming loans to total loans	0.14%	0.56%
Total nonperforming assets to total assets	0.10%	0.44%
      Generally, we do not include loans that are current as to principal and interest in our nonperforming assets categories. However, we will still classify a current loan as a potential problem loan if we develop serious doubts about the borrower’s future performance under the terms of the loan contract. We consider the level of potential problem loans in our determination of the adequacy of the allowance for loan losses. At December 31, 2002, we did not have any loans we considered classified. At December 31, 2003, we classified loans totaling $2.1 million as substandard and made a specific allocation in the allowance for loan losses. At December 31, 2004, we classified loans totaling $3.9 million as substandard and made a specific allocation in the allowance for loan losses.

Deposits and Other Interest-Bearing Liabilities
      Our primary source of funds for loans and investments is our deposits and advances from the FHLB and short-term repurchase agreements. Due to the seasonal nature of our market areas, deposit growth is generally strongest during the summer months and loan demand usually reaches its peak during the winter months. Thus, we historically have a more favorable liquidity position during the summer months. To meet loan demand and liquidity needs during the winter months, we typically offer special rates on deposits. Our excess deposits during the summer months are invested in temporary investments and short-term securities. Additionally, we have access to other funding sources including federal funds purchased from correspondent banks and a line of credit with the FHLB.
      Average total deposits were $166.8 million in 2004, up 37.6% from $121.7 million in 2003. Average interest-bearing deposits were $139.7 million in 2004, up 36.3% from $102.5 million in 2003. This increase was primarily a result of the continued expansion of the company.

      The following table shows the average balance amounts and the average rates paid on deposits held by us for the years for each category as of December 31, 2004, 2003, 2002, 2001, and 2000. All of our deposits are domestic.

	As of December 31,

	2004		2003		2002		2001		2000

	(Dollars in thousands)
Noninterest bearing demand	$27,060	—	$19,261	—	$13,417	—	$9,678	—	$7,086	—
Interest bearing demand	6,182	0.35%	4,869	0.45%	3,903	0.51%	2,960	1.97%	1,573	2.09%
Money market	38,995	1.76%	22,440	1.40%	21,519	2.28%	13,061	3.59%	6,353	5.47%
Savings	3,169	0.80%	3,074	0.82%	3,211	1.18%	3,127	3.06%	3,844	4.77%
Time deposits	91,387	2.36%	72,088	2.62%	36,271	3.99%	35,779	5.95%	29,508	6.19%

Total	$166,793		$121,732		$78,321		$64,605		$48,364

      Average total deposits were $218.3 million for the three months ended March 31, 2005, up 51.7% from $143.9 million during the same period in 2004. Average interest-bearing deposits were $187.9 million for three months ended March 31, 2005, up 51.9% from $123.7 million during the same period of 2004. Deposit growth was attributable to internal growth and the generation of new deposit accounts due primarily to special promotions and increased advertising.
      The following table shows the average balance amounts and the average rates paid on deposits held by us during the three months ended March 31, 2005 and 2004 for each category.

	As of March 31,

	2005		2004

	(Dollars in thousands)
Noninterest bearing demand	$30,423	—%	$20,271	—%
Interest bearing demand	12,141	0.60%	4,891	0.35%
Money market	71,292	2.12%	23,381	1.17%
Savings	3,086	0.86%	2,847	0.80%
Time deposits	101,364	2.73%	92,544	2.17%

Total	$218,306		$143,934

      Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $156.0 million at December 31, 2004, an increase of 52.5% compared to $102.3 million at December 31, 2003. Our core deposits were $188.1 million at March 31, 2005, an increase of 65.7% compared to $113.5 million at March 31, 2004. We expect a stable base of deposits to continue to be our primary source of funding to meet both our short-term and long-term liquidity needs. Core deposits as a percentage of total deposits were approximately 76.8% and 74.1% at December 31, 2004 and 2003, respectively, and 78.2% and 74.6% at March 31, 2005 and 2004, respectively. Our loan-to-deposit ratio was 93.1% versus 96.9% at December 31, 2004 and 2003, respectively, and 92.0% versus 93.5% at March 31, 2005 and 2004, respectively. The average loan-to-deposit ratio was 94.3% during 2004 and 94.5% during 2003. The average loan-to-deposit ratio was 94.7% during the first three months of 2005 and 94.8% during the same period of 2004.

      The following table sets forth our deposits by category as of December 31, 2004 and 2003.

	December 31, 2004		December 31, 2003

		Percent of		Percent of
	Amount	Deposits	Amount	Deposits

	(Dollars in thousands)
Noninterest bearing demand	$32,540	16.0%	$23,454	17.0%
Interest bearing demand	7,770	3.8	5,024	3.6
Money market	65,912	32.4	22,075	16.0
Savings	3,004	1.5	2,777	2.0
Time deposits< $100,000	46,752	23.1	48,989	35.5
Time deposits> $100,000	47,191	23.2	35,780	25.9

Total	$203,169	100.0%	$138,100	100.0%

      The following table sets forth our deposits by category as of March 31, 2005 and March 31, 2004.

	March 31, 2005		March 31, 2004

		Percent of		Percent of
	Amount	Deposits	Amount	Deposits

	(Dollars in thousands)
Noninterest bearing demand	$28,111	11.7%	$23,050	15.1%
Interest bearing demand	20,101	8.3	5,092	3.4
Money market	82,036	34.1	24,942	16.4
Savings	3,521	1.5	3,097	2.0
Time deposits< $100,000	54,321	22.6	57,302	37.6
Time deposits> $100,000	52,573	21.8	38,689	25.5

Total	$240,663	100.0%	$152,172	100.0%

      As of December 31, 2004, time deposits greater than $100,000 that matured within three months were $25.1 million, those over three months through six months were $3.4 million, those over six months through 12 months were $18,000, and those over 12 months were $1.3 million. As of March 31, 2005, time deposits greater than $100,000 that matured within three months were $17.7 million, those over three months through six months were $19.7 million, those over six months through 12 months were $19.0, and those over 12 months were $6.6 million.
Borrowings
      During 2004, we had average short-term borrowings of $16.8 million compared to $7.7 million in 2003 and $1.9 million in 2002. Total borrowings outstanding were $16.5 million at December 31, 2004, $11.5 million at December 31, 2003, and $4.0 million at December 31, 2002. The maximum amount outstanding during any month-end period at December 31, 2004 was $21.5 million with an average rate of 2.35%, at December 31, 2003 was $11.5 million with an average rate of 2.79%, and at December 31, 2002 was $4.0 million with an average rate of 3.69%. These funds were obtained from the FHLB to help fund our loan growth.
      At March 31, 2005, we had average short-term borrowings of $20.2 million compared to $14.0 million at March 31, 2004. Total borrowings outstanding at March 31, 2005 were $19.0 million compared to $16.5 million at March 31, 2004. The maximum amount outstanding during any month-end period ending March 31, 2005 was $25.7 million with an average rate of 2.40%. These funds were obtained from the FHLB and Nexity Bank to help fund our loan growth and provide liquidity.
      During 2004, we had average junior subordinated debentures of $3.1 million compared to none in 2003 and 2002. Total junior subordinated debentures outstanding at December 31, 2004 were $5.2 million. The maximum amount outstanding during any month-end period at December 31, 2004 was $5.2 million with an average rate of 4.45%. The junior subordinated debentures were issued in connection with our issuance of trust preferred securities described below.
      At March 31, 2005, we had average junior subordinated debentures of $6.9 million compared to none at March 31, 2004. Total junior subordinated debentures outstanding at March 31, 2005 were $10.3 million. The maximum amount outstanding during any month-end period during the three months ended March 31, 2005 was $10.3 million with an average rate of 4.07%.
      On May 27, 2004 we raised $5.0 million and on March 30, 2005 we raised an additional $5.0 million through the issuance and sale of floating rate trust preferred securities through BFNB Trust I and BFNB Trust II (the “Trusts”). These trust preferred securities are reported on our consolidated balance sheet as junior subordinated debentures. The Trusts loaned these proceeds to our holding company to use for general corporate purposes. Trust preferred securities currently qualify as Tier 1 capital under Federal Reserve Board guidelines.
      Debt issuance costs, net of accumulated amortization, from the junior subordinated debentures totaled $69,000 at March 31, 2005 and are included in other assets on our consolidated balance sheet. Amortization of debt issuance costs from trust preferred debt totaled $625 for the three month period ended March 31, 2005 and is reported in other noninterest expense on the consolidated statement of income.
      The trust preferred securities accrue and pay distributions annually at a rate per annum equal to the three month LIBOR plus 270 and 190 basis points, respectively, which was 5.39% and 4.59% at March 31, 2005. The distribution rate payable on these securities is cumulative and payable quarterly in arrears. We have the right, subject to events of default, to defer payments of interest on the trust preferred securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity dates of May 27, 2034 and March 30, 2035, respectively. We have no current intention to exercise our right to defer payments of interest on the trust preferred securities. We have the right to redeem the trust preferred securities, in whole or in part, on or after May 27, 2009 and March 30, 2010, respectively. We may also redeem the trust preferred securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.
Capital Resources
      Total shareholders’ equity was $16.3 million at December 31, 2004 and $14.7 million at December 31, 2003. The increase between 2003 and 2004 primarily resulted from the $1.4 million of net income incurred during 2004. At March 31, 2005, our total shareholders’ equity was $16.3 million.
      The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%.
      Under the capital adequacy guidelines, regulatory capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations. We are also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.
      At both the holding company and bank level, we are subject to various regulatory capital requirements administered by the federal banking agencies. To be considered “well-capitalized,” we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%.

      The following table sets forth the holding company’s and the bank’s various capital ratios at March 31, 2005 and December 31, 2004 and 2003. For all periods, the bank was considered “well capitalized” and the holding company met or exceeded its applicable regulatory capital requirements.

	March 31, 2005		December 31, 2004		December 31, 2003

	Holding		Holding		Holding
	Company	Bank	Company	Bank	Company	Bank

Leverage ratio	8.65%	8.29%	10.54%	7.35%	10.30%	7.47%
Tier 1 risk-based capital	10.07%	9.68%	11.07%	8.78%	9.90%	9.20%
Total risk-based capital	13.29%	10.93%	12.31%	10.00%	11.20%	10.27%
Liquidity Management
      Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities. Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of our investment portfolio is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.
      Our primary sources of liquidity are deposits, scheduled repayments on our loans, and interest on and maturities of our investments. We plan to meet our future cash needs through the liquidation of temporary investments, the generation of deposits, and the net proceeds from this offering. All of our securities have been classified as available for sale. Occasionally, we might sell investment securities in connection with the management of our interest sensitivity gap or to manage cash availability. We may also utilize our cash and due from banks, security repurchase agreements, and federal funds sold to meet liquidity requirements as needed. In addition, we have the ability, on a short-term basis, to purchase federal funds from other financial institutions. Presently, we have made arrangements with commercial banks for short-term unsecured advances of up to $16.4 million. We also have a line of credit with the FHLB to borrow up to 80% of our 1 to 4 family loans, resulting in an availability of funds of $19.5 million at March 31, 2005. The FHLB has approved borrowings up to 15% of the bank’s total assets less advances outstanding. The borrowings are available by pledging additional collateral and purchasing FHLB stock. At March 31, 2005, we had borrowed $19.0 million on this line. We believe that our existing stable base of core deposits, our bond portfolio, borrowings from the FHLB, short-term federal funds lines, and the proceeds from this offering will enable us to successfully meet our liquidity needs for the next 12 months.
Interest Rate Sensitivity
      A significant portion of our assets and liabilities are monetary in nature, and consequently they are very sensitive to changes in interest rates. This interest rate risk is our primary market risk exposure, and it can have a significant effect on our net interest income and cash flows. We review our exposure to market risk on a regular basis, and we manage the pricing and maturity of our assets and liabilities to diminish the potential adverse impact that changes in interest rates could have on our net interest income.
      We actively monitor and manage our interest rate risk exposure principally by measuring our interest sensitivity “gap,” which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and it is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. We generally would benefit from increasing market interest rates when we have an asset-sensitive, or a positive, interest rate gap and we would generally benefit from decreasing market interest rates when we have liability-sensitive, or a negative, interest rate gap. When measured on a “gap” basis, we were liability-sensitive over the cumulative one-year time frame and asset-sensitive after one year as of December 31, 2004 and March 31, 2005. However, our gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but we believe those rates are significantly less interest-sensitive than market-based rates such as those paid on noncore deposits.
      Net interest income is also affected by other significant factors, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities. We perform asset/liability modeling to assess the impact of varying interest rates and the impact that balance sheet mix assumptions will have on net interest income. We attempt to manage interest rate sensitivity by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities that reprice in the same time interval helps us to hedge risks and minimize the impact on net interest income of rising or falling interest rates. We evaluate interest sensitivity risk and then formulate guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to decrease interest rate sensitivity risk.
      The following tables summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2004, that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated in the following tables, we determined the amount of assets or liabilities that mature or reprice during a particular period in accordance with the contractual terms of the asset or liability. We included adjustable rate loans in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and we included fixed rate loans in the periods in which we anticipate they will be repaid based on scheduled maturities. We included our savings accounts and interest-bearing demand accounts (interest-bearing checking and money market deposit accounts), which are generally subject to immediate withdrawal, in the “Three Months or Less” category, although our historical experience has proven these deposits to be more stable over the course of a year.

		After Three	After One
	Within	but within	but within	After
	Three Months	Twelve Months	Five Years	Five Years	Total

	(Dollars in thousands)
Assets
Earning assets:
Federal funds sold and short term investments	$463	$—	$—	$—	$463
Investments, including FHLB & FRB	36	125	3,969	33,451	37,582
Total loans(1)	105,527	29,185	54,947	2,082	191,742

Total earning assets	$106,027	$29,310	$58,916	$35,533	$229,786

Liabilities
Interest-bearing liabilities
Money market and interest checking	$73,683	$—	$—	$—	$73,683
Regular savings deposits	3,004	—	—	—	3,004
Time deposits< $100,000	25,061	13,939	3,219	—	42,219
> $100,000	25,144	21,343	5,236	—	51,723
Other borrowings	2,500	7,500	6,500	—	16,500
Junior subordinated debentures	—	—	—	5,155	5,155

Total interest-bearing liabilities	$129,392	$42,782	$14,955	$5,155	$192,284

Period gap	$(23,365)	$(13,472)	$43,961	$30,378
Cumulative gap	$(23,365)	$(36,837)	$7,124	$37,502
Ratio of cumulative gap to total earning assets	(10.17)%	(16.03)%	3.10%	16.32%

(1)	Non-accrual loans in the amount of $76,826 are not included in the above table.

     The following table sets forth information regarding our rate sensitivity as of March 31, 2005 for each of the time intervals indicated.

		After Three	After One
	Within Three	but within	but within	After Five
	Months	Twelve Months	Five Years	Years	Total

	(Dollars in thousands)
Assets
Earning assets:
Federal funds sold and short term investments	$16,707	$—	$—	$—	$16,707
Investments, including FHLB & FRB	56	1,067	6,325	27,300	34,748
Total loans(1)	127,046	32,909	58,170	3,482	221,607

Total earning assets	$143,809	$33,976	$64,496	$30,782	$273,062

Liabilities
Interest-bearing liabilities
Money market and interest checking	$102,137	$—	$—	$—	$102,137
Regular savings deposits	3,521	—	—	—	3,521
Time deposits< $100,000	9,391	30,670	3,181	655	43,898
> $100,000	17,675	38,702	6,076	542	62,996
Other borrowings	—	9,000	5,000	5,000	19,000
Junior subordinated debentures	—	—	—	10,310	10,310

Total interest-bearing liabilities	$132,723	$78,372	$14,258	$16,507	$241,861

Period gap	$11,085	$(44,396)	$50,238	$14,275
Cumulative gap	$11,085	$(33,311)	$16,926	$331,201
Ratio of cumulative gap to total earning assets	4.06%	(12.20)%	6.20%	11.43%

(1)	Non-accrual loans in the amount of $299,172 are not included in the above table.
Off-Balance Sheet Risk
      Through the operations of our bank, we have made contractual commitments to extend credit in the ordinary course of our business activities. These commitments are legally binding agreements to lend money to our customers at predetermined interest rates for a specified period of time. At December 31, 2004, we had issued commitments to extend credit of $29.3 million through various types of commercial lending arrangements, of which $24.4 million was at variable rates. At March 31, 2005, we had issued commitments to extend credit of $18.0 million, of which $11.6 million was at variable rates. These commitments expire over the next 36 months. We evaluate each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate. Past experience indicates that many of these commitments to extend credit will expire unused. However, we believe that we have adequate sources of liquidity to fund commitments that may be drawn upon by borrowers.
      In addition to commitments to extend credit, we also issue standby letters of credit which are assurances to a third party that they will not suffer a loss if our customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled $4.4 million at December 31, 2004 and $4.9 million at March 31, 2005. Past experience indicates that many of these standby letters of credit will expire unused. However, through our various sources of liquidity, we believe that we will have the necessary resources to meet these obligations should the need arise.

      Except as disclosed in this prospectus, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments or significantly impact earnings.
Impact of Inflation
      The effect of relative purchasing power over time due to inflation has not been taken into account in our consolidated financial statements. Rather, our financial statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.
      Unlike most industrial companies, our assets and liabilities are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. As discussed previously, we seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.
Recently Issued Accounting Standards
      The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by us:
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first annual reporting period beginning after December 15, 2005. The Company is currently evaluating the impact that the adoption of SFAS No. 123(R) will have on its financial position, results of operations and cash flows. The cumulative effect of adoption, if any, will be measured and recognized in the statement of operations on the date of adoption.
      In April 2005, the Securities and Exchange Commission’s Office of the Chief Accountant and its Division of Corporation Finance has released Staff Accounting Bulletin (SAB) No. 107 to provide guidance regarding the application of FASB Statement No. 123 (revised 2004), Share-Based Payment. Statement No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SAB 107 provides interpretive guidance related to the interaction between Statement No. 123R and certain SEC rules and regulations, as well as the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also reminds public companies of the importance of including disclosures within filings made with the SEC relating to the accounting for share-based payment transactions, particularly during the transition to Statement No. 123R.
      In December 2003, the FASB issued FIN No. 46 (revised), “Consolidation of Variable Interest Entities” (“FIN No. 46(R)”), which addresses consolidation by business enterprises of variable interest entities. FIN No. 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. FIN No. 46(R) also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46(R) provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46(R) applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to the Company’s existing variable interest entities in the first reporting period ending after December 15, 2004. Certain of the disclosure requirements applied to all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established.

The adoption of FIN No. 46(R)did not have any material impact on the Company’s financial position or results of operations.
      In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which other-than-temporary impairment has not been recognized. Accordingly the EITF issued EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. The disclosure requirements of EITF No. 03-1 are effective for annual financial statements for fiscal years ending after June 15, 2004. The effective date for the measurement and recognition guidance of EITF No. 03-1 has been delayed. The FASB staff has issued a proposed Board-directed FASB Staff Position (“FSP”), FSP EITF 03-1-a, “Implementation Guidance for the Application of Paragraph 16 of Issue No. 03-1.” The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under the measurement and recognition requirements of EITF No. 03-1. The delay of the effective date for the measurement and recognition requirements of EITF No. 03-1 will be superseded concurrent with the final issuance of FSP EITF 03-1-a. Adopting the disclosure provisions of EITF No. 03-1 did not have any impact on the Company’s financial position or results of operations.
      Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth information about our executive officers and directors as of the date of this prospectus. Our articles of incorporation provide for a classified board of directors, so that, as nearly as possible, one-third of our directors are elected each year to serve three-year terms. The terms of the Class I directors will expire at the 2008 annual shareholders meeting, the terms of the Class II directors will expire at the 2006 annual shareholders meeting, and the terms of the Class III directors will expire at the 2007 annual shareholders meeting. Executive officers serve at the discretion of our board of directors. Each director is also a director of Beach First National Bank.

		Year First
		Elected or	Year Term
Name	Age	Appointed	Expires	Position(s) Held

Michael Bert Andersen	45	1995	2006	Director
O. Bartlett Buie	56	1995	2006	Director
Richard N. Burch	46	2001	—	Senior Vice President and Chief Financial Officer
Raymond E. Cleary, III, DDS	56	1995	2008	Chairman of the Board
E. Thomas Fulmer	57	2003	2007	Director
Michael D. Harrington	57	1995	2006	Director
M. Katharine Huntley	54	1996	—	Executive Vice President and Chief Credit Officer
Joe N. Jarrett, Jr., MD	57	1995	2008	Director
Richard E. Lester	61	1995	2008	Director
Leigh Ammons Meese	34	2001	2007	Director
Rick H. Seagroves	48	1995	2006	Director
Don J. Smith	54	1995	2008	Director
Samuel Robert Spann, Jr.	56	1995	2007	Director
B. Larkin Spivey, Jr.	64	1995	2007	Director
Julien E. Springs	48	2001	—	Senior Vice President
Walter E. Standish, III	54	2000	2006	President, Chief Executive Officer, and Director
James C. Yahnis	49	1995	2007	Director
      Michael Bert Anderson is a managing partner in the Patricia Hotels, Coral Beach Resort, and the Bay Watch Resorts. Mr. Anderson has worked in the hotel business since 1980. Mr. Anderson also serves on the Downtown Redevelopment Corp. of Myrtle Beach and the Waccamaw Regional Transit Authority. He graduated from Duke University in 1980 with a degree in management sciences/accounting.
      O. Bartlett Buie is a certified public accountant who owns and operates the accounting firm Bartlett Buie, CPA, P.A. in Myrtle Beach. Mr. Buie received his bachelor’s degree in accounting from the University of South Carolina in 1972 and has been a certified public accountant since 1974.
      Richard N. Burch is a senior vice president and the chief financial officer of Beach First National Bank and our chief financial officer and secretary. He has more than 20 years of banking experience and has been with us for four years. He previously served The Anchor Bank as senior vice president and director of operations and is a former examiner with the South Carolina Board of Financial Institutions. Mr. Burch received a bachelor of science degree from The Citadel.
      Dr. Raymond E. Cleary, III is our chairman of the board and chairman of Beach First National Bank. He has been a practicing general dentist in Surfside Beach, South Carolina since 1975. He received his undergraduate degree and his dental degree from The Ohio State University and College of Dentistry. As a dentist, he served as an officer and a board member of the South Carolina Dental Association,

4th District of South Carolina Dental Association, and the Grand Strand Dental Society. Dr. Cleary is a former board member of the Florence Darlington Technical College, Dental Hygienist/Assistant Program. He was an advisory director of The Anchor Bank from 1987 to 1994. Dr. Cleary is also currently serving his first term as a senator in the South Carolina legislature.
      E. Thomas Fulmer is the owner of Beachcomber Realty, a North Myrtle Beach real estate firm that specializes in sales, rentals, and time-shares. Prior to founding Beachcomber Realty in 1985, Mr. Fulmer worked in the banking industry, serving the former First Palmetto Bank as a senior vice president and member of the board of directors.
      Michael D. Harrington is president and general manager of Harrington Construction Company, Inc., a Myrtle Beach general contracting firm organized in 1979. With over 30 years of construction experience, Mr. Harrington specializes in commercial construction throughout the Grand Strand.
      M. Katharine Huntley is an executive vice president and the chief credit officer of Beach First National Bank and our assistant secretary. Ms. Huntley has 33 years of experience in administrative banking and finance, including 17 years in the Myrtle Beach area. Prior to joining us in 1996, Ms. Huntley was vice president of the commercial lending division and team leader for NationsBank.
      Dr. Joe N. Jarrett, Jr. is a board certified orthopedic surgeon with Strand Orthopedic Consultants, LLC, and has been practicing medicine for more than 20 years. He received his bachelor’s degree in English from Dartmouth College and his doctorate of medicine from West Virginia University. Dr. Jarrett is the past president of the South Carolina Orthopedic Association and has previously served as president of the Horry County Medical Society. Dr. Jarrett was also a member of the Grand Strand Regional Medical Center Board of Trustees.
      Richard E. Lester practices real estate law with the firm of Van Osdell, Lester, Howe, & Jordan, P.A. in Myrtle Beach, and was admitted to the South Carolina Bar in 1969. Mr. Lester is a retired municipal judge for the City of Myrtle Beach. He received his bachelor’s degree and juris doctorate degree from the University of South Carolina, and is a member of the Horry County Bar Association, the South Carolina Bar Association, and the American Bar Association.
      Leigh Ammons Meese serves as president of the Sea Mist Resort and corporate secretary of Family Kingdom Amusement Park and Water Park. Ms. Meese was admitted to the South Carolina Bar in 1995 and, until spring 1997, was an associate with Bellamy, Rutenburg, Copeland, Epps, Gravely & Bowers, P.A., in Myrtle Beach practicing primarily in the area of employment litigation. Ms. Meese received her bachelor’s degree from Duke University and juris doctorate degree from the University of South Carolina.
      Rick H. Seagroves is the owner and chief executive officer of Inland Foods Corporation, which operates 20 Burger King restaurants located in the southeast portion of South Carolina. He also owns Southeast Restaurant Corporation, which operates 39 Pizza Hut restaurants in eastern South Carolina, and is a franchisee with the T.G.I. Friday’s restaurant group. Mr. Seagroves has worked in the franchise business for 28 years.
      Don J. Smith is president of Chicora Development and Coldwell Banker Chicora Real Estate, a real estate firm in the Grand Strand. Mr. Smith has been in the real estate business for more than 30 years. He is a current member and has served on various committees of the Myrtle Beach Chamber of Commerce. Mr. Smith has been a member of the South Carolina Association of Realtors and the Coastal Carolina Board of Realtors for more than 20 years and also serves as a director for each of those organizations.
      Samuel Robert Spann, Jr. has served as president and chief executive officer of Spann Roofing and Sheet Metal, Inc. since 1975. Spann Roofing and Sheet Metal, Inc. is a regional roofing contractor serving the eastern sectors of South Carolina and North Carolina. Mr. Spann is a graduate of Clemson University and served as an officer in the United States Air Force.
      B. Larkin Spivey, Jr. has been president and general manager of Birch Canoe Campground, Inc. since 1985, operating a Kampgrounds of America franchised camping resort. Since 1986, he has also been the general manager of Spivey Company, LLC, managing commercial real estate in Myrtle Beach and Conway, South Carolina. Mr. Spivey graduated from The Citadel with a degree in business administration and received a master’s degree in business administration from George Washington University.
      Julien E. Springs joined Beach First National Bank as a senior vice president and the business development officer in February 2001, and has more than 26 years of experience in banking and loan production in the Myrtle Beach area. Prior to joining us, he spent 20 years with The Anchor Bank as a senior vice president and city executive for the Myrtle Beach commercial market. Mr. Springs also managed mortgage loan operations and production. Mr. Springs holds a graduate degree from the Graduate School of Banking at Louisiana State University and attended the Robert Morris Associates Commercial Lending School.
      Walter E. Standish, III is our president and chief executive officer and president and chief executive officer of Beach First National Bank. Prior to joining us in March 2000, Mr. Standish served Bank of America and its predecessors for more than 25 years. Prior to 1990, Mr. Standish served in various capacities with Bank of America in Columbia and Beaufort, South Carolina. From 1985 to 1990, Mr. Standish was a commercial lender in the Grand Strand. Mr. Standish was Bank of America’s retail executive for the Grand Strand from 1990 to 1995. During this period, Mr. Standish led Bank of America’s expansion of its branch network from three to 13 branches in the Grand Strand. For the next five years, Mr. Standish served as regional retail executive for markets in Charleston and Hilton Head, South Carolina and Charlotte, North Carolina, becoming a senior vice president of Bank of America in 1997. He received a bachelor of science degree in Business Administration from the University of South Carolina. He is a graduate of the South Carolina Banker’s School and the University of Virginia Commercial Lending School.
      James C. Yahnis is an owner of The Yahnis Company, a beer wholesale company in Myrtle Beach, Florence, and Columbia, South Carolina. Mr. Yahnis has been in the wholesale beverage business for more than 15 years. Mr. Yahnis formerly served on the finance committee of the Myrtle Beach Area Chamber of Commerce and on various professional committees for The Appraisal Institute. He received a bachelor’s degree in economics from Davidson College and a master’s degree in real estate from the University of Florida.
Committees
      Our board of directors has appointed audit and executive committees. The audit committee is composed of Messrs. Anderson, Buie, Seagroves, and Spivey. Each of these members is considered “independent” under Rule 4350 of the National Association of Securities Dealers’ listing standards. Our board has determined that Mr. Buie qualifies as an audit committee financial expert under the SEC rules.
      The audit committee functions are set forth in its charter. The audit committee is responsible for reviewing financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities, and determining that all audits and examinations required by law are performed. The committee recommends to the board the appointment of the independent auditors for the next fiscal year, reviews and approves the auditor’s audit plans, and reviews with the independent auditors the results of the audit and management’s responses. The audit committee is responsible for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts. The audit committee reports it findings to the board of directors.
      Our board of directors has also appointed an executive committee. This committee is composed of the following members: Dr. Cleary, Mr. Lester, Mr. Buie, Dr. Jarrett, Mr. Anderson, Mr. Standish, and Mr. Smith. In addition to the directors, Mr. Burch, Mr. Springs, and Ms. Huntley serve as staff resources to the executive committee. This committee has the responsibility of reviewing reports of regulatory authorities, as well as reviewing the formulation of bonus plans and incentive compensation packages. The duties of this committee also include the development with management of all benefit plans for our employees and any medical and other benefit plans. Members of our executive committee who are officers of the company do not participate in matters related to executive compensation.

      We have not formed an official nominating committee or adopted a nominating committee charter. Historically, our entire board of directors has served as the nominating committee. We are currently reviewing a draft policy to adopt as a formal nominating committee charter.
Executive Officer Compensation
      The following table shows the compensation we paid for the years ended December 31, 2002 through 2004 to our chief executive officer and president and for all other named executive officers who earned over $100,000 for the year ended 2004 (collectively, the “named executive officers”). The option amounts have been adjusted for the three-for-two stock split completed in 2004.
Summary Compensation Table

					Long Term Compensation

	Annual Compensation				Number of
					Securities
				Other Annual	Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	Options	Compensation

Walter E. Standish, III	2004	$150,627	$118,782	—	7,500	$20,461	(2)
President and Chief Executive	2003	137,580	79,929	—	—	11,147
Officer	2002	137,515	56,324	—	30,000	9,706
Richard N. Burch	2004	$97,429	$30,000	—	7,500	$7,008	(3)
Senior Vice President and	2003	89,800	21,000	—	7,500	4,229
Chief Financial Officer	2002	80,000	15,000	—	—	4,445
M. Katharine Huntley	2004	$110,811	$33,000	—	7,500	$19,942	(4)
Executive Vice President	2003	101,800	25,000	—	7,500	13,200
and Chief Credit Officer	2002	98,425	18,000	—	7,500	4,915
Julien E. Springs	2004	$96,561	$30,000	—	7,500	$9,566	(5)
Senior Vice President	2003	89,200	21,000	—	7,500	5,824
of the Bank	2002	80,000	15,000	—	—	4,473

(1)	The amount of perquisites and other personal benefits received did not exceed the lesser of either $50,000 or 10% of the named executive officer’s salary and bonus.

(2)	Includes 401K contributions of $6,646 and imputed income from deferred compensation plan of $13,815.

(3)	Includes 401K contributions of $4,067 and imputed income from deferred compensation plan of $2,941.

(4)	Includes 401K contributions of $5,859 and imputed income from deferred compensation plan of $14,083.

(5)	Includes 401K contributions of $5,466 and imputed income from deferred compensation plan of $4,100.
Option Grants in Last Fiscal Year
      Pursuant to Beach First National Bancshares, Inc. 1997 Stock Incentive Plan, as amended, we may grant options for up to 402,701 shares to our officers, directors, and employees. The following table sets forth information concerning the grant of stock options to our named executive officers during the year ended December 31, 2004. All share numbers and exercise prices have been adjusted for the three-for-two stock split completed in 2004.

	Number of Securities	Percent of Total	Exercise or Base
	Underlying Options	Options Granted to	Price (Dollars	Expiration
	Granted	Employees in Fiscal Year	per Share)	Date

Walter E. Standish, III	7,500	8.62	$14.07	2014
Richard N. Burch	7,500	8.62	$20.75	2014
M. Katharine Huntley	7,500	8.62	$20.75	2014
Julien E. Springs	7,500	8.62	$20.75	2014

Aggregated Option Exercise and Year-end Option Values

			Number of Securities		Value of Unexercised
	Shares	Dollar	Underlying Unexercised		In-the-Money Options
	Acquired on	Value	Options at Fiscal Year End		at Fiscal Year End
	Exercise	Realized
Name	Number	Amount	Exercisable	Unexercisable	Exercisable(1)	Unexercisable(1)

Walter E. Standish, III	—	—	31,500	13,500	$399,546	$141,330
Richard N. Burch	—	—	5,700	6,300	$57,591	$57,519
M. Katharine Huntley	26,000	$179,865	4,000	9,000	$36,110	$93,645
Julien E. Springs	—	—	5,700	6,300	$57,591	$57,519

(1)	The value of the unexercised in-the-money options was calculated by multiplying the number of shares of common stock underlying the options by the difference between $20.50, which was the closing market price of our common stock on December 31, 2004, and the option exercise price. Mr. Burch, Ms. Huntley, and Mr. Springs each have options for 7,500 shares that were not in-the-money at December 31, 2004.
Director Compensation
      Our bylaws permit our directors to receive reasonable compensation as determined by a resolution of the board of directors. We did not pay any cash directors’ fees during the last fiscal year. However, we may, pursuant to our bylaws, begin to pay directors’ fees at some time in the future. On November 22, 2004, each director, except for Mr. Standish, received 3,000 immediately exercisable stock options at an exercise price of $20.75.
Supplemental Director Retirement Plan
      We instituted a Supplemental Director Retirement Plan (“SDRP”), which is a non-qualified director benefit plan in which we agree to pay the director additional benefits in the future, usually at retirement, in return for continued satisfactory performance by the director. We select the key directors who participate in the SDRP. The SDRP is an unfunded plan, which means there are no specific assets set aside by the company in connection with the establishment of the plan. The director has no rights under the agreement beyond those of a general creditor of the company. We have entered into SDRP contracts with the 13 directors of the bank. The benefits associated with such persons are as follows:

			Annual	Duration of
Name	Year of Birth	Retirement Age	Retirement Benefit	Retirement Benefit

Michael Bert Anderson	1959	68	$9,000	17 years
Orvis Bart Buie	1949	68	$9,000	17 years
Raymond E. Cleary, III, DDS	1948	68	$9,000	17 years
E. Thomas Fulmer	1947	68	$9,000	17 years
Michael D. Harrington	1947	68	$9,000	17 years
Joe N. Jarrett, Jr., MD	1949	68	$9,000	17 years
Richard E. Lester	1943	68	$9,000	17 years
Leigh Ammons Meese	1970	68	$9,000	17 years
Rick H. Seagroves	1956	68	$9,000	17 years
Don J. Smith	1951	68	$9,000	17 years
Samuel Robert Spann, Jr.	1948	68	$9,000	17 years
B. Larkin Spivey, Jr.	1940	68	$9,000	17 years
James C. Yahnis	1955	68	$9,000	17 years
Supplemental Executive Retirement Plan
      We instituted a Supplemental Executive Retirement Plan (“SERP”), which is a non-qualified executive benefit plan in which we agree to pay the executive additional benefits in the future, usually at retirement, in return for continued satisfactory performance by the executive. We select the key executives who participate in the SERP. The SERP is an unfunded plan, which means there are no specific assets set aside by the company in connection with the establishment of the plan. The executive has no rights under the agreement beyond those of a general creditor of the company. We have entered into SERP contracts with the four executive officers of the bank. The benefits associated with such persons are as follows:

			Annual	Duration of
Name	Year of Birth	Retirement Age	Retirement Benefit	Retirement Benefit

Walter E. Standish, III	1950	65	$64,938	15 years
Richard N. Burch	1959	65	$55,456	15 years
M. Katharine Huntley	1950	65	$47,794	15 years
Julien E. Springs	1956	65	$49,300	15 years
Employment Agreements
      On February 24, 2004, we entered into an employment agreement with Walter E. Standish, III to serve as the president and chief executive officer of the company and president of the bank. The employment agreement provides for a salary of $150,000 per annum. The agreement also provides that Mr. Standish is entitled to receive a cash bonus equal to a minimum of 5% of the net pre-tax income of our bank each year during the term of contract (determined in each case in accordance with generally accepted accounting principles). Mr. Standish is eligible to participate in our retirement, welfare, and other benefit programs and is entitled to a life insurance policy, use of an automobile, and reimbursement for club dues and travel and business expenses. The agreement provides for an initial term ending on March 20, 2006, which will automatically renew for one two year period. In the event of a change in control, the term will automatically extend for an additional three years. Furthermore, in the event of a change in control, any restrictions on outstanding incentive awards (including restricted stock and stock options) will lapse and all awards will vest immediately. During his employment and for a period of two years following the termination of his employment, Mr. Standish may not (a) become engaged or employed in a similar business or venture as our business within Horry County, South Carolina, or (b) solicit our customers or potential customers for the purpose of providing financial services.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Interests of Management and Others in Certain Transactions
      We make loans and enter into other transactions in the ordinary course of business with our directors and officers and their affiliates. It is our policy that these loans and other transactions be on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectibility nor present other unfavorable features to us. Loans to individual directors and officers must also comply with our lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. Our policy is that all of our transactions with our affiliates will be on terms no less favorable to us than could be obtained from an unaffiliated third party and will be approved by a majority of disinterested directors.
      Although no formal construction contract has been executed, we anticipate that we will retain the Harrington Construction Company, Inc. to construct our new main office. Our director, Michael D. Harrington, is the owner, president, and general manager of the company. Harrington Construction Company, Inc. participated in a competitive bid process for the construction of our new main office and was the lowest bidder for the project. Harrington Construction Company has also participated in a competitive bid process for four of our current branch offices, and his company previously constructed our Surfside branch office, which was completed in July 2001.

Exculpation and Indemnification
      Under our bylaws, we must indemnify any person who becomes subject to a lawsuit or proceeding by reason of service as a director of the company or the bank or any other corporation which the person served as a director at our request. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Our directors are also entitled to have us advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.
      Under our bylaws, indemnification will be disallowed if it is established that the director engaged in willful misconduct or a knowing violation of criminal law. In addition to the bylaws, Section 33-8-520 of the South Carolina Business Corporation Act requires that “a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.” The statute also provides that upon application of a director a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable statutory standard.
      Our board of directors also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended indemnification rights to all of our executive officers.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT
      The following table shows the number of shares of our common stock owned by our directors, executive officers, and owners of more than 5% of the outstanding common stock as of May 24, 2005. Unless otherwise indicated, the mailing address for each beneficial owner is in care of Beach First National Bancshares, Inc., 1550 Oak Street Myrtle Beach, South Carolina 29577.

				Percentage of
	Number of	Right to	Total Beneficial	Beneficial
Name	Shares Owned(1)	Acquire(2)	Ownership	Ownership(3)

Michael Bert Anderson	11,325	7,500	18,825	*
O. Bartlett Buie	17,991	7,500	25,491	1.26
Richard N. Burch	2,556	7,200	9,756	*
Raymond E. Cleary, III, DDS	64,103	7,500	71,603	3.53
E. Thomas Fulmer	3,905	3,000	6,905	*
Michael D. Harrington	64,208	7,500	71,708	3.54
M. Katharine Huntley	33,500	5,500	39,000	1.93
Joe N. Jarrett, Jr., MD	31,610	7,500	39,110	1.93
Richard E. Lester	24,075	7,500	31,575	1.57
Leigh Ammons Meese	14,031	5,250	19,281	*
Rick H. Seagroves	60,500	7,500	68,000	3.36
Don J. Smith	28,013	7,500	35,513	1.75
Samuel Robert Spann, Jr.	42,213	7,500	49,713	2.45
B. Larkin Spivey, Jr.	25,016	7,500	32,516	1.61
Julien E. Springs	7,725	7,200	14,925	*
Walter E. Standish, III	14,659	31,500	46,159	2.25
James C. Yahnis	36,075	7,500	43,575	2.15

All directors and executive officers as a group (17 persons)	481,853	142,150	624,003	28.88

*	Indicates less than 1%.

(1)	Includes shares for which the named person has sole voting and investment power, has shared voting and investment power with a spouse, or holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(2)	Includes shares that may be acquired upon the exercise of stock options that are or become exercisable within 60 days of the date of this prospectus.

(3)	For each individual, this percentage is determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 2,018,408 shares of common stock outstanding on May 24, 2005.

DESCRIPTION OF CAPITAL STOCK
General
      Our authorized capital stock consists of 10,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. In this section, we describe the material features and rights of our capital stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation, our bylaws, and to applicable South Carolina law.
Common Stock
      Holders of shares of our common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution. We do not plan to declare any cash dividends in the immediate future. See “Dividend Policy.” Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders have no preemptive, conversion, redemption, or sinking fund rights. In the event of a liquidation, dissolution, or winding-up of our company, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered hereby, when issued and delivered against payment therefor, will be, fully paid and nonassessable. The rights, preferences, and privileges of holders of common stock are subject to any classes or series of preferred stock that we may issue in the future.
Preferred Stock
      Our articles of incorporation provide that the board of directors is authorized, without further action by the holders of our common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative rights and qualifications thereof, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution, or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. We currently do not have any shares of preferred stock outstanding. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. For example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, and could have the effect of decreasing the market price of the common stock. We do not have any plans to issue any shares of preferred stock.
Anti-takeover Effects
      The provisions of our articles of incorporation, our bylaws, and South Carolina law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.
      Authorized but Unissued Stock. The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons aligned with current management, which could render more difficult or discourage any attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.
      Classified Board of Directors. Our articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. Our bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than nine nor more than 25 members. Currently, we have 14 directors. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.
      Removal of Directors and Filling Vacancies. Our bylaws provide that our shareholders, by the affirmative vote of the holders of at least a majority of the shares entitled to vote in an election of directors may remove a director for cause. Our bylaws also provide that all vacancies on our board may be filled by a majority of the remaining directors for the unexpired term. However, shareholders have the right to call a special meeting, prior to action by the board of directors, to fill any such vacancy.
      Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors, of candidates for election as directors. These procedures provide that the notice of shareholder proposals or nominations must be in writing and delivered to the secretary on or before the later to occur of (a) 60 days in advance of the annual meeting or (b) 10 days after notice of the meeting is provided to the shareholders. The chairman of any meeting of shareholders may refuse to acknowledge a shareholder proposal or nomination that is not made in accordance with such procedures.
      Nomination Requirements. Pursuant to our bylaws, we have established nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders’ meeting may, for good cause shown, waive the operation of these provisions and may refuse to acknowledge a nomination that is not made in compliance with these requirements. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.
      Control Share Acquisition. Under our articles of incorporation, no person may acquire or obtain the power to vote more than 10% of any class of our securities except under certain circumstances. The circumstances under which a person may acquire or obtain the power to vote more than 10% of any class of our securities without prior approval are:

•	through the operation of the laws of descent and distribution (e.g., an inheritance);

•	pursuant to the satisfaction of a bona fide pledge or security interest;

•	pursuant to a merger or consolidation approved by the majority of our disinterested directors; or

•	when acting as a fiduciary for one of our employee benefit plans.
      A person may obtain approval to acquire or obtain the power to vote more than 10% of any class of our securities by either (1) obtaining the approval of 75% of our disinterested directors or (2) requesting a special shareholder meeting in accordance with our articles of incorporation and receiving approval from the disinterested holders of a majority of each class of our shares. A director is “disinterested” if that director is not either (1) proposing to acquire more than 10% of any class of our securities or (2) a member of a group proposing to acquire or obtain the power to vote more than 10% of any class of our securities that is not eligible to vote to approve such voting rights or acquisition. Shareholders are “disinterested” if they are not:

•	an acquiring person or a member of an acquiring group;

•	one of our officers; or

•	one of our employees who is also one of our directors.
      The bona fide acquisition from a person whose acquisition of, or power to vote, more than 10% of any class of our securities was permitted by one of the means stated above is also permitted under our articles of incorporation. If a person acquires or obtains the power to vote more than 10% of any class of our securities except as permitted above, then all stock beneficially owned by such person in excess of 10% shall not be counted as stock entitled to vote in connection with any matters submitted to our shareholders for a vote.
Shares Eligible for Future Sale
      Upon completion of this offering, we will have 3,018,408 shares of common stock outstanding, or 3,168,408 shares if the underwriter exercises its over-allotment option in full. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act of 1933, except for shares purchased by our “affiliates,” which will be subject to resale restrictions under the Securities Act of 1933. An affiliate of the issuer is defined in Rule 144 under the Securities Act of 1933 as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act of 1933 defines the term “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract, or otherwise. Directors and executive officers will generally be deemed to be affiliates. Shares held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.
      In general, under Rule 144, an affiliate or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in “brokers’ transactions,” as defined in the Securities Act of 1933, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of our common stock by affiliates pursuant to Rule 144 difficult if no trading market develops in the common stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least one year prior to sale.
Transfer Agent and Registrar
      First Citizens Bank serves as the transfer agent for our common stock. Its address is Post Office Box 29522, Raleigh, North Carolina 27626-0522 and its telephone number is (877) 685-0576.

SUPERVISION AND REGULATION
      Both the company and the bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Beginning with the enactment of the Financial Institutions Reform Recovery and Enforcement Act in 1989 and followed by the FDIC Improvement Act in 1991 and the Gramm-Leach-Bliley Act in 1999, numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes have been proposed. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.
      The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions.
USA PATRIOT Act of 2002
      In October 2002, the USA PATRIOT Act of 2002 was enacted in response to the terrorist attacks in New York, Pennsylvania, and Washington D.C. that occurred on September 11, 2001. The PATRIOT Act is intended to strengthen U.S. law enforcement’s and the intelligence communities’ abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the PATRIOT Act on financial institutions is significant and wide ranging. The PATRIOT Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties who may be involved in terrorism or money laundering.
Check 21
      On October 28, 2003, President Bush signed into law the Check Clearing for the 21st Century Act, also known as Check 21. This law gives “substitute checks,” such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

•	allowing check truncation without making it mandatory;

•	demanding that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;

•	legalizing substitutions for and replacements of paper checks without agreement from consumers;

•	retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;

•	requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and

•	requiring recrediting of funds to an individual’s account on the next business day after a consumer proves that the financial institution has erred.

Beach First National Bancshares, Inc.
      We own 100% of the outstanding capital stock of the bank, and therefore we are considered to be a bank holding company under the federal Bank Holding Company Act of 1956 and the South Carolina Banking and Branching Efficiency Act.
      The Bank Holding Company Act. Under the Bank Holding Company Act, we are subject to periodic examination by the Federal Reserve and are required to file periodic reports of our operations and any additional information that the Federal Reserve may require. Our activities at the bank and holding company levels are limited to:

•	banking and managing or controlling banks;

•	furnishing services to or performing services for our subsidiaries; and

•	engaging in other activities that the Federal Reserve determines to be so closely related to banking and managing or controlling banks as to be a proper incident thereto.
      Investments, Control, and Activities. With certain limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•	acquiring substantially all the assets of any bank;

•	acquiring direct or indirect ownership or control of any voting shares of any bank if after the acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or

•	merging or consolidating with another bank holding company.
      In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated thereunder, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. Our common stock is registered under the Securities Exchange Act of 1934. The regulations provide a procedure for rebutting control when ownership of any class of voting securities is below 25%.
      Under the Bank Holding Company Act, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, nonbanking activities unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include:

•	making or servicing loans and certain types of leases;

•	engaging in certain insurance and discount brokerage activities;

•	performing certain data processing services;

•	acting in certain circumstances as a fiduciary or investment or financial adviser;

•	owning savings associations; and

•	making investments in certain corporations or projects designed primarily to promote community welfare.
      The Federal Reserve Board imposes certain capital requirements on the company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of “qualifying” capital to risk-weighted assets. These requirements are described below under “— Beach First National Bank — Capital Regulations.” Subject to our capital requirements and certain other restrictions, we are able to borrow money to make a capital contribution to the bank, and these loans may be repaid from dividends paid from the bank to the company. Our ability to pay dividends will be subject to regulatory restrictions as described below in “— Beach First National Bank — Dividends.” We are also able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.
      Source of Strength; Cross-Guarantee. In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to the bank and to commit resources to support the bank in circumstances in which we might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any depository institution subsidiary of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiaries if the agency determines that divestiture may aid the depository institution’s financial condition.
      The Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act repealed the restrictions on banks affiliating with securities firms contained in sections 20 and 32 of the Glass-Steagall Act. The Act also permits bank holding companies that become financial holding companies to engage in a statutorily provided list of financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities. The Act also authorizes activities that are “complementary” to financial activities. We have not elected to become a financial holding company.
      The Act is intended, in part, to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, the Act may have the result of increasing the amount of competition that we face from larger institutions and other types of companies.
      South Carolina State Regulation. As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on sale or merger and to regulation by the South Carolina Board of Financial Institutions. We are not required to obtain the approval of the Board prior to acquiring the capital stock of a national bank, but we must notify them at least 15 days prior to doing so. We must receive the Board’s approval prior to engaging in the acquisition of a South Carolina state chartered bank or another South Carolina bank holding company.
Beach First National Bank
      The bank operates as a national banking association incorporated under the laws of the United States and subject to examination by the OCC. Deposits in the bank are insured by the FDIC up to a maximum amount, which is generally $100,000 per depositor subject to aggregation rules.
      The OCC and the FDIC regulate or monitor virtually all areas of the bank’s operations, including:

•	security devices and procedures;

•	adequacy of capitalization and loss reserves;

•	loans;

•	investments;

•	borrowings;

•	deposits;

•	mergers;

•	issuances of securities;

•	payment of dividends;

•	interest rates payable on deposits;

•	interest rates or fees chargeable on loans;

•	establishment of branches;

•	corporate reorganizations;

•	maintenance of books and records; and

•	adequacy of staff training to carry on safe lending and deposit gathering practices.
      The OCC requires the bank to maintain specified capital ratios and imposes limitations on the bank’s aggregate investment in real estate, bank premises, and furniture and fixtures. The OCC requires the bank to prepare quarterly reports on the bank’s financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures.
      Under the FDIC Improvement Act, all insured institutions must undergo regular on site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and their state supervisor when applicable. The FDIC Improvement Act directs the FDIC to develop a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

•	internal controls;

•	information systems and audit systems;

•	loan documentation;

•	credit underwriting;

•	interest rate risk exposure; and

•	asset quality.
      National banks and their holding companies which have been chartered or registered or have undergone a change in control within the past two years or which have been deemed by the OCC or the Federal Reserve Board to be troubled institutions must give the OCC or the Federal Reserve Board 30 days’ prior notice of the appointment of any senior executive officer or director. Within the 30 day period, the OCC or the Federal Reserve Board, as the case may be, may approve or disapprove any such appointment.
      Deposit Insurance. The FDIC has adopted a risk-based assessment system for determining an insured depository institutions’ insurance assessment rate. The system takes into account the risks attributable to different categories and concentrations of assets and liabilities. An institution is placed into one of three capital categories: (1) well capitalized; (2) adequately capitalized; or (3) undercapitalized. The FDIC also assigns an institution to one of three supervisory subgroups, based on the FDIC’s determination of the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. Our FDIC assessment rate is currently 1A or .000036 per million of insured deposits, but may change in the future. The FDIC may increase or decrease the assessment rate schedule on a semiannual basis. An increase in the BIF assessment rate could have a material adverse effect on our earnings, depending on the amount of the increase.
      The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.
      Transactions With Affiliates and Insiders. The bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the bank’s capital and surplus and, as to all affiliates combined, to 20% of the bank’s capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets.
      The bank is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. The bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.
      The Federal Reserve Board has recently issued Regulation W, which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretative guidance with respect to affiliate transactions. Regulation W incorporates the exemption from the affiliate transaction rules but expands the exemption to cover the purchase of any type of loan or extension of credit from an affiliate. In addition, under Regulation W:

•	a bank and its subsidiaries may not purchase a low-quality asset from an affiliate;

•	covered transactions and other specified transactions between a bank or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and

•	with some exceptions, each loan or extension of credit by a bank to an affiliate must be secured by collateral with a market value ranging from 100% to 130%, depending on the type of collateral, of the amount of the loan or extension of credit.
      Regulation W generally excludes all nonbank and nonsavings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. Concurrently with the adoption of Regulation W, the Federal Reserve Board has proposed a regulation which would further limit the amount of loans that could be purchased by a bank from an affiliate to not more than 100% of the bank’s capital and surplus. This regulation has not yet been adopted.
      Dividends. A national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank’s net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus.
      Branching. National banks are required by the National Bank Act to adhere to branch office banking laws applicable to state banks in the states in which they are located. Under current South Carolina law, the bank may open branch offices throughout South Carolina with the prior approval of the OCC. In addition, with prior regulatory approval, the bank is able to acquire existing banking operations in South Carolina. Furthermore, federal legislation has been passed which permits interstate branching through acquisitions. The new law permits out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, and interstate merging by banks.
      Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, or the OCC, shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our bank.
      The Gramm-Leach-Bliley Act. Under the Gramm-Leach-Bliley Act, subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form “financial subsidiaries” that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The Gramm-Leach-Bliley Act imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank’s equity investment in the financial subsidiary be deducted from the bank’s assets and tangible equity for purposes of calculating the bank’s capital adequacy. In addition, the Gramm-Leach-Bliley Act imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and nonbank affiliates.
      The Gramm-Leach-Bliley Act also contains provisions regarding consumer privacy. These provisions require financial institutions to disclose their policy for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market an institution’s own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing, or other marketing to the consumer.
      Other Regulations. Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank’s loan operations are also subject to federal laws applicable to credit transactions, such as:

•	the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

      In addition, the deposit operations of the bank are subject to:

•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.
      Capital Regulations. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. We have not received any notice indicating that either the company or the bank is subject to higher capital requirements. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders’ equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets.
      Under these guidelines, banks’ and bank holding companies’ assets are given risk-weights of 0%, 20%, 50%, or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight applies. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.
      The federal bank regulatory authorities have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points.
      The FDIC Improvement Act established a new capital-based regulatory scheme designed to promote early intervention for troubled banks, which requires the FDIC to choose the least expensive resolution of bank failures. The new capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” To qualify as a “well capitalized” institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. At March 31, 2005, based on our calculations, we qualified as “well capitalized.”
      Under the FDIC Improvement Act regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decreases, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to do some or all of the following:

•	submit a capital restoration plan;

•	raise additional capital;

•	restrict their growth, deposit interest rates, and other activities;

•	improve their management;

•	eliminate management fees; or

•	divest themselves of all or a part of their operations.
      These capital guidelines can affect us in several ways. If we grow at a rapid pace, our capital may be depleted too quickly, and a capital infusion from the holding company may be necessary, which could impact our ability to pay dividends. Our capital levels currently are more than adequate; however, rapid growth, poor loan portfolio performance, poor earnings performance, or a combination of these factors could change our capital position in a relatively short period of time.
      Failure to meet these capital requirements would mean that a bank would be required to develop and file a plan with its primary federal banking regulator describing the means and a schedule for achieving the minimum capital requirements. In addition, such a bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless the bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time. A bank that is not “well capitalized” is also subject to certain limitations relating to so-called “brokered” deposits. Bank holding companies controlling financial institutions can be called upon to boost the institutions’ capital and to partially guarantee the institutions’ performance under their capital restoration plans.
      Enforcement Powers. The Financial Institutions Reform Recovery and Enforcement Act expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain “institution-affiliated parties.” Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution’s affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,100,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to 20 years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies’ power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.
      Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

      Proposed Legislation and Regulatory Action. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation’s financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

UNDERWRITING
      We and Sandler O’Neill & Partners, L.P. have entered into an underwriting agreement with respect to the shares of common stock being offered by this prospectus. Subject to the terms and conditions contained in the underwriting agreement, the underwriter has agreed to purchase from us 1,000,000 shares of common stock.
      The underwriter is committed to purchase and pay for all such shares of common stock, if any are purchased. Some of our directors, officers, and employees plan to purchase an aggregate of approximately 140,000 shares of our common stock in this offering from the underwriter.
      We have granted to the underwriter an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 150,000 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriter, and the underwriter will be obligated to purchase, these additional shares of common stock.
      The underwriter proposes to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price less a concession not in excess of $0.60 per share ($0.30 per share with respect to the shares to be purchased by our directors, officers, and employees). The underwriter may allow, and these dealers may re-allow, a concession not in excess of $0.10 per share on sales to other dealers. After the public offering of the common stock, the underwriter may change the offering price and other selling terms.
      The following table shows the per share and total underwriting discount that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares.

	Per	Total without	Total with
	Share	Over-Allotment	Over-Allotment

Price to public	$18.750	$18,750,000	$21,562,500
Underwriting discount(1)	1.125	1,013,438	1,182,188
Proceeds to us, before expenses	17.625	17,736,562	20,380,312

(1)	The underwriting discount is $1.125 per share, except with respect to 140,000 of the shares offered hereby that have been reserved for sale to our directors, officers, and employees. The underwriting discount for these shares is $0.328125 per share, which will result in a total underwriting discount of $1,013,438 if the underwriter’s over-allotment option is not exercised and $1,182,188 if the over-allotment option is exercised in full.
     We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $505,000 and are payable by us. We have agreed to reimburse the underwriter for its actual out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriter’s counsel.
      The shares of common stock are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by the underwriter, subject to approval of certain legal matters by counsel for the underwriter and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel, or modify this offer and to reject orders in whole or in part.
      The underwriting agreement provides that the obligations of the underwriter are conditional and may be terminated at its discretion based on its assessment of the state of the financial markets. The obligations of the underwriter may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

      Lock-up Agreement. We, and each of our executive officers and directors, have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable, or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or other similar securities without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash, or otherwise. The 180-day period will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      Indemnity. We have agreed to indemnify the underwriter, and persons who control the underwriter, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.
      Our common stock has been approved for listing on the Nasdaq National Market under the symbol “BFNB.”
      Stabilization. In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.
      These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.
      Passive Market Making. In connection with this offering, the underwriter and selected dealers, if any, who are qualified market makers on the Nasdaq National Market, may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.
      From time to time, the underwriter may continue to provide investment banking services to us in the ordinary course of its business and will receive compensation for its services.
LEGAL MATTERS
      Certain legal matters in connection with the shares of common stock offered hereby will be passed upon for Beach First National Bancshares, Inc. by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina. Certain legal matters in connection with the offering will be passed upon by Troutman Sanders LLP, Atlanta, Georgia, counsel to the underwriter.
EXPERTS
      Our consolidated balance sheets as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2004 have been audited by Elliott Davis, LLC, as stated in their report appearing elsewhere herein, and have been so included in reliance on the report of this firm given upon their authority as an expert in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
      We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file periodic reports, proxy statements, and other information with the Securities and Exchange Commission. You may inspect or copy these materials at the Public Reference Room at the SEC at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 100 F. Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. Our filings are also available to the public on the SEC’s website on the Internet at http://www.sec.gov and are also available on our website at http://www.beachfirst.com.
      We have filed with the SEC a registration statement on Form SB-2 (together with all amendments and exhibits thereto, the “Registration Statement”) with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the Registration Statement. For further information about us and the shares of common stock offered by this prospectus, please refer to the Registration Statement and its exhibits. You may obtain a copy of the Registration Statement through the public reference facilities of the SEC described above. You may also access a copy of the Registration Statement by means of the SEC’s website at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
(AUDITED AND UNAUDITED)

Audited Financial Statements for the Years Ended December 31, 2004, 2003, and 2002
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-3
Consolidated Statements of Income for the years ended December 31, 2004, 2003, and 2002	F-4
Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2004, 2003, and 2002	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003, and 2002	F-6
Notes to Consolidated Financial Statements	F-7 through F-24
Unaudited Financial Statements for the Three Months Ended March 31, 2005 and 2004
Consolidated Balance Sheets as of December 31, 2004 and as of March 31, 2005 and 2004	F-25
Consolidated Statements of Income for the three months ended March 31, 2005 and 2004	F-26
Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income for the year ended December 31, 2004 and the three months ended March 31, 2005	F-27
Consolidated Statements of Cash Flows for the three months ended March 31, 2005 and 2004	F-28
Notes to Consolidated Financial Statements	F-29 through F-30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
Beach First National Bancshares, Inc.
Myrtle Beach, South Carolina
      We have audited the accompanying consolidated balance sheets of Beach First National Bancshares, Inc. (the Company) and Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beach First National Bancshares, Inc. and Subsidiaries at December 31, 2004 and 2003 and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
January 21, 2005

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,

	2004	2003

ASSETS
Cash and due from banks	$4,824,176	$4,886,682
Federal funds sold and short term investments	463,069	4,598,520
Investment securities	36,202,370	11,918,074
Loans, net	189,059,926	133,851,712
Federal Reserve Bank stock	309,000	309,000
Federal Home Loan Bank stock	1,070,200	575,000
Property and equipment, net	4,681,812	4,477,943
Cash value of life insurance	3,230,950	3,076,570
Other assets	2,249,842	1,399,535

Total assets	$242,091,345	$165,093,036

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Deposits
Non-interesting bearing	$32,540,139	$23,454,124
Interest bearing	170,628,819	114,645,442

Total deposits	203,168,958	138,099,566
Advances from Federal Home Loan Bank	16,500,000	11,500,000
Junior subordinated debentures	5,155,000	—
Other liabilities	934,425	760,577

Total liabilities	225,758,383	150,360,143
Commitments and contingencies — Notes 10 and 14
Shareholders’ equity
Common stock, $1 par value, 10,000,000 shares authorized, 2,013,508 shares issued and outstanding at December 31, 2004 and 1,323,768 at December 31, 2003	2,013,508	1,323,768
Paid-in capital	11,335,982	11,837,299
Retained earnings	3,153,939	1,718,321
Accumulated other comprehensive loss	(170,467)	(146,495)

Total shareholders’ equity	16,332,962	14,732,893

Total liabilities and shareholders’ equity	$242,091,345	$165,093,036

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income

	For the Years Ended December 31,

	2004	2003	2002

Interest income
Loans and fees on loans	$10,418,114	$7,927,496	$5,898,801
Investment securities	1,098,986	519,128	413,289
Federal funds sold and short term investments	75,702	49,637	73,206
Other	4,069	—	—

Total interest income	11,596,871	8,496,261	6,385,296
Interest expense
Deposits	2,799,558	2,266,877	2,023,753
Advances from FHLB and federal funds purchased	394,946	216,040	71,746
Junior subordinated debentures	136,943	—	—

Total interest expense	3,331,447	2,482,917	2,095,499
Net interest income	8,265,424	6,013,344	4,289,797
Provision for loan losses	1,340,000	713,000	539,000

Net interest income after provision for loan losses	6,925,424	5,300,344	3,750,797

Noninterest income
Service fees on deposit accounts	536,077	490,694	420,128
Gain on sale of loan	—	—	96,886
Gain on sale of investment securities	37,395	134,530	977
Income from cash value life insurance	161,544	161,544	80,222
Mortgage loan referral fees	134,865	64,121	34,703
Other income	167,544	135,945	98,708

Total noninterest income	1,037,425	986,834	731,624

Noninterest expenses
Salaries and wages	2,556,452	2,074,934	1,468,357
Employee benefits	501,347	400,579	275,694
Supplies and printing	89,560	105,704	94,624
Advertising and public relations	239,256	168,138	117,077
Professional fees	190,138	136,553	140,429
Depreciation and amortization	446,158	428,609	320,590
Occupancy	476,736	362,202	239,774
Data processing fees	343,275	308,568	215,397
Other operating expenses	838,945	703,317	483,988

Total noninterest expenses	5,681,867	4,688,604	3,355,930

Income before income taxes	2,280,982	1,598,574	1,126,491
Income tax expense	845,060	589,643	419,220

Net income	$1,435,922	$1,008,931	$707,271

Basic net income per common share	$.71	$.51	$0.36
Diluted net income per common share	$.69	$.50	$0.36
Weighted average common shares outstanding:
Basic	2,010,662	1,978,252	1,977,552

Diluted	2,089,287	2,015,103	1,987,468

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income

					Accumulated
					Other
	Common Stock				Comprehensive	Total
				Retained	Income	Shareholders’
	Shares	Amount	Paid-In Capital	Earnings	(Loss)	Equity

Balance, December 31, 2001	1,318,368	$1,318,368	$11,787,899	$2,119	$40,444	$13,148,830
Net income	—	—	—	707,271	—	707,271
Other comprehensive income, net of taxes:
Unrealized gain on investment securities	—	—	—	—	72,912
Plus reclassification adjustments for gains included in net income	—	—	—	—	(645)	72,267

Comprehensive income	—	—	—	—	—	779,538

Balance, December 31, 2002	1,318,368	1,318,368	11,787,899	709,390	112,711	13,928,368

Net income	—	—	—	1,008,931	—	1,008,931
Other comprehensive income, net of taxes:	—	—	—	—	—
Unrealized loss on investment securities	—	—	—	—	(170,416)
Plus reclassification adjustments for gains included in net income	—	—	—	—	(88,790)	(259,206)

Comprehensive income	—	—	—	—	—	749,725

Exercise of stock options	5,400	5,400	49,400	—	—	54,800

Balance, December 31, 2003	1,323,768	1,323,768	11,837,299	1,718,321	(146,495)	14,732,893

Net income	—	—	—	1,435,922	—	1,435,922
Other comprehensive income, net of taxes:	—	—	—	—	—
Unrealized gain on investment securities	—	—	—	—	709
Plus reclassification adjustments for gains included in net income	—	—	—	—	(24,681)	(23,972)

Comprehensive income	—	—	—	—	—	1,411,950

Exercise of stock options	18,750	18,750	169,673	—	—	188,423
3-for-2 stock split	670,990	670,990	(670,990)	(304)	—	(304)

Balance, December 31, 2004	2,013,508	$2,013,508	$11,335,982	$3,153,939	$(170,467)	$16,332,962

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the Years Ended December 31,

	2004	2003	2002

Operating activities
Net income	$1,435,922	$1,008,931	$707,271
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	446,158	428,609	320,590
Accretion of deferred loan fees	(534,553)	(273,122)	(116,211)
Discount accretion and premium amortization	5,776	30,283	2,939
Deferred income taxes	(197,073)	(132,306)	186,161
Provision for loan losses	1,340,000	713,000	539,000
Loss on sale of property and equipment	513	—	—
Gain on sale of investment securities	(37,395)	(134,530)	(976)
Investment in Beach First National Trust	(155,000)	—	—
Decrease (increase) in other assets	(640,263)	1,584,049	(538,937)
Increase in other liabilities	173,848	146,157	551,543

Net cash provided by operating activities	1,837,933	3,371,071	1,651,380

Investing activities
Proceeds from sale of investment securities	5,034,461	8,021,325	4,319,905
Purchase of investment securities	(29,323,461)	(12,805,865)	(6,119,903)
Purchase of FHLB stock	(495,200)	(375,000)	(55,900)
Purchase of Federal Reserve stock	—	(144,300)	—
Decrease (increase) in Federal funds sold and short term investments	4,135,451	(830,694)	250,077
Increase in loans, net	(56,013,661)	(42,267,016)	(30,094,942)
Purchase of property and equipment	(657,540)	(328,782)	(2,250,808)
Proceeds from sale of property and equipment	7,000	—	—
Purchase of life insurance contracts	—	—	(2,922,190)

Net cash used by investing activities	(77,312,950)	(48,730,332)	(36,873,761)

Financing activities
Advances from Federal Home Loan Bank	5,000,000	7,500,000	4,000,000
Net increase in deposits	65,069,392	38,233,529	32,292,929
Advances from junior subordinated debentures	5,155,000	—	—
Exercise of stock options	188,423	54,800	—
Cash paid in lieu of fractional shares	(304)	—	—

Net cash provided by financing activities	75,412,511	45,788,329	36,292,929

Net (decrease) increase in cash	(62,506)	429,068	1,070,548
Cash and cash equivalents at beginning of year	4,886,682	4,457,614	3,387,066

Cash and cash equivalents at end of year	$4,824,176	$4,886,682	$4,457,614

Cash paid for
Interest	$3,183,507	$2,502,644	$2,095,499

Income taxes	$916,740	$480,360	$419,220

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES
      Beach First National Bancshares, Inc. (the “Company”) is organized under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Beach First National Bank (the “Bank”) and Beach First National Trust (the “Trust”). The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Comptroller of the Currency (the “OCC”) and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board. The Trust is a special purpose subsidiary organized for the sole purpose of issuing trust preferred securities.
      Basis of presentation — The consolidated financial statements include the accounts of the Company, the Bank, and the Trust. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.
      Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.
      Concentrations of credit risk — The Company, through the Bank, makes loans to individuals and businesses in and around Horry County and Beaufort County for various personal and commercial purposes. The Company has a diversified loan portfolio and the borrowers’ ability to repay their loans is not dependent upon any specific economic sector.
      Cash and cash equivalents — For purposes of the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “Cash and due from banks”. Cash and cash equivalents have an original maturity of three months or less.
      Investment securities — The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Gains or losses on the disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. The statement requires investments in equity and debt securities to be classified into three categories:

1. Available for sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders’ equity (accumulated other comprehensive income).

2. Held to maturity: These are investment securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company currently has no held to maturity securities.

3. Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the statement of income. The Company has no trading securities.
      Other investments — The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions. No ready market exists for the stocks and they have no quoted market value. However, redemption of these stocks has historically been at par value.

      Loans, interest and fee income on loans — Loans are stated at the principal balance outstanding. Unamortized loan fees and the allowance for loan losses are deducted from total loans in the balance sheet. Interest income is recognized over the term of the loan based on the principal amount outstanding.
      Points on real estate loans are taken into income to the extent they represent the direct cost of initiating a loan. The amount in excess of direct costs is deferred and amortized over the expected life of the loan.
      Loans are generally placed on non-accrual status when principal or interest becomes contractually ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal.
      Allowance for loan losses — The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate allowance to meet the present and foreseeable risk characteristics of the current loan portfolio. Management’s judgement is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. Management considers the year-end allowance appropriate and adequate to cover probable losses in the loan portfolio; however, management’s judgement is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.
      The Company accounts for impaired loans in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”. This standard requires that all lenders value loans at the loan’s fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan’s effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a lender to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.
      Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan’s principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to interest income then to principal.
      A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. As of December 31, 2004 and 2003, the Company had no impaired loans.
      Real estate acquired in settlement of loans — Real estate acquired through foreclosure is initially recorded at the lower of cost or estimated fair value. Subsequent to the date of acquisition, it is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense.

      Property and equipment — Buildings and furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in net income.
      Income taxes — The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.
      Advertising and public relations expense — Advertising, promotional, and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.
      Earnings per share — Basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share — diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. All share amounts have been adjusted for the 3-for-2 stock split recorded in 2004. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

	For the Years Ended December 31,

	2004	2003	2002

Basic earnings per share:
Net income available to common shareholders	$1,435,922	$1,008,931	$707,271

Average common shares outstanding — basic	2,010,662	1,978,252	1,977,552

Basic earnings per share	$.71	$.51	$.36

Diluted earnings per share:
Net income available to common shareholders	$1,435,922	$1,008,931	$707,271

Average common shares outstanding — basic	2,010,662	1,978,252	1,977,552
Incremental shares from assumed conversion of stock options	78,625	36,851	9,916

Average common shares outstanding — diluted	2,089,287	2,015,103	1,987,468

Diluted earnings per share	$.69	$.50	$.36

      Stock Based Compensation — The Company has a stock-based employee compensation plan which is further described in Note 16. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	For the Years Ended December 31,

	2004	2003	2002

Net income, as reported	$1,435,922	$1,008,931	$707,271
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	340,488	120,360	39,861

Pro forma net income	$1,095,434	$888,571	$667,410

Net income per common share
Basic — as reported	$.71	$.51	$.36

Basic — pro forma	$.54	$.45	$.34

Diluted — as reported	$.69	$.50	$.36

Diluted — pro forma	$.52	$.44	$.34

      Reclassifications — Certain previously reported amounts have been reclassified to conform to the current year presentation. Such changes had no effect on previously reported net income or shareholders’ equity.
      Recently issued accounting pronouncements — In April 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to a language used in FASB Interpretation (“FIN”) No. 45, and amends certain other existing pronouncements. The pronouncement was generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have any impact on the financial condition or operating results of the Company.
      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires an issuer to classify certain financial instruments that include certain obligations, such as mandatory redemption, repurchase of the issuer’s equity, or settlement by issuing equity, previously classified as equity, as liabilities or assets in some circumstances. SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities which are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2003. The adoption of SFAS No. 150 did not have any impact on the financial condition or operating results of the Company.

      In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion Mo. 29, Accounting for Nonmonetary Transactions.” The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured on the fair value of the assets exchanges. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Accounting Principles Board (“APB”) Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same productive asset should be based on the recorded amount of the asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. APB Opinion No. 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this statement shall be applied prospectively. The adoption of this statement is not expected to have a material impact on the financial condition or operating results of the Company.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share based payment arrangements. SFAS No. 123(R) is effective beginning as of the first interim or annual reporting period beginning after June 15, 2005. The Company is currently evaluating the impact that the adoption of SFAS No. 123(R) will have on its financial position, results of operations and cash flows. The cumulative effect of adoption, if any, will be measured and recognized in the statement of operations on the date of adoption.
      In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees and warranties that it has issued. FIN 45 requires a company, at the time it issues a guarantee to recognize an initial liability for the fair value of obligations assumed under the guarantee. The initial recognition requirement of FIN No. 45 were effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements for periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company’s financial position or results of operations.
      In December 2003, the FASB Issued Fin No. 46 (revised), “Consolidation of Variable Interest Entities” (“FIN No. 46(R)”), which addresses consolidation by business enterprises of variable interest entities. FIN No. 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. FIN No. 46(R) also requires disclosure about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46(R) provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46(R) applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to the Company’s existing variable interest entities in the first reporting period ending March 31, 2004. Certain of the disclosure requirements applied to all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46(R) did not have a material impact on the Company’s financial position or results of operations.
      In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but which other-than-temporary impairments has not been recognized. Accordingly EITF issued EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments.” This issue addresses the meaning of other-than-temporary impairments and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. The disclosure requirement of EITF No. 03-1 are effective for annual financial statements for fiscal years ending after June 15, 2004. The effective date for the measurement and recognition of EITF No. 03-1 had been delayed. The FASB staff has issued a proposed Board-directed FASB Staff Position (“FSP”), FSP EITF 03-1-a, “Implementation Guidance for the Application of Paragraph 16 of Issue No. 03-1.” The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairments under the measurement and recognition requirements of EITF No. 03-1. The delay of the effective date for the measurement and recognition requirements of EITF No. 03-1 will be superseded with the final issuance of FSP EITF 03-1-a. Adopting the disclosure provisions of EITF No. 03-1 did not have any impact on the Company’s financial position or results of operations.
      In March 2004, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 105, “Application of Accounting Principles to Loan Commitments,” to inform registrants of the Staff’s view that the fair value of the recorded loan commitments should not consider the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB No. 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The Staff will not object to the application of existing accounting practices to loan commitments accounted for as derivatives that are entered into on or before March 31, 2004, with appropriate disclosures. The Company adopted the provision of SAB No. 105 on April 1, 2004. The adoption of SAB No. 105 did not have a material impact on the Company’s financial condition or results of operations.
      Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.
NOTE 2 — RESTRICTIONS ON CASH AND DUE FROM BANKS
      The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2004 and 2003, these required reserves were met by vault cash.
NOTE 3 — INVESTMENT SECURITIES
      The amortized costs and fair value of available for sale investment securities are as follows:

	December 31, 2004

		Gross Unrealized
	Amortized
	Cost	Gains	Losses	Fair Value

Federal agencies	$14,577,722	$37,280	$32,899	$14,582,103
Mortgage-backed	21,882,932	56,853	319,518	21,620,267

Total securities	$36,460,654	$94,133	$352,417	$36,202,370

	December 31, 2003

		Gross Unrealized
	Amortized
	Cost	Gains	Losses	Fair Value

Federal agencies	$2,306,092	$6,097	$22,031	$2,290,158
Mortgage-backed	9,833,943	16,045	222,072	9,627,916

Total securities	$12,140,035	$22,142	$244,103	$11,918,074

      The amortized costs and fair values of investment securities at December 31, 2004, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are presented as a separate line since pay downs are expected before contractual maturity dates.

	Amortized Cost	Fair Value

Due after one year through five years	$3,976,024	$3,969,000
Due after five through ten years	10,122,189	10,130,403
Due after ten years	479,509	482,700

Sub-total	14,577,722	14,582,103
Mortgage-backed	21,882,932	21,620,267

Total securities	$36,460,654	$36,202,370

      The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	Less Than 12 Months		12 Months or More		Total

		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Federal Agencies	$4,679,304	$32,899	$—	$—	$4,679,304	$32,899
Mortgage backed securities	18,045,351	319,518	—	—	18,045,351	319,518

Total	$22,724,655	$352,417	$—	$—	$22,724,655	$352,417

      The amortized cost and fair value of securities pledged as collateral for public funds and other purposes as of December 31, 2004 and 2003 were $30,219,563 and $29,949,946 and $9,032,389 and $8,925,491, respectively.
      For the years ended December 31, 2004, 2003 and 2002, proceeds from sales of securities available for sale amounted to $5,034,461, $8,021,325, and $4,319,905, respectively. Gross realized gains amounted to $37,395, $134,530, and $976, respectively. There were no gross realized losses during these periods.
NOTE 4 — LOANS
      The composition of net loans by major loan category is presented below:

	December 31,

	2004	2003

Commercial	$33,031,218	$30,941,047
Real estate — construction	16,255,221	8,157,383
Real estate — mortgage	134,977,986	89,722,793
Consumer	7,553,982	7,065,618

	191,818,407	135,886,841

Less:
Allowance for loan losses	2,421,839	1,760,481
Deferred loan fees	336,642	274,648

	2,758,481	2,035,129

Loans, net	$189,059,926	$133,851,712

      At December 31, 2004 and 2003, nonaccrual loans were $76,826 and $366,326, respectively. Foregone interest income on nonaccrual loans in 2004, 2003, and 2002, was an insignificant amount.
NOTE 5 — ALLOWANCE FOR LOAN LOSSES
      The allowance for loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.
      Activity within the allowance for loan losses account follows:

	For the Years Ended December 31,

	2004	2003	2002

Balance, beginning of year	$1,760,481	$1,275,778	$851,222
Recoveries of loans previously charged against the allowance	4,964	20,088	1,364
Provision for loan losses	1,340,000	713,000	539,000
Loans charged against the allowance	(683,606)	(248,385)	(115,808)

Balance, end of year	$2,421,839	$1,760,481	$1,275,778

NOTE 6 — PROPERTY AND EQUIPMENT
      Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows:

	December 31,

	2004	2003

Land	$1,449,555	$1,449,555
Buildings and improvements	2,553,839	2,516,640
Furniture and equipment	1,688,488	1,365,305
Software	536,105	495,479
Construction in progress	248,040	32,301

	6,476,027	5,859,280
Accumulated depreciation	(1,794,215)	(1,381,337)

Total property and equipment	$4,681,812	$4,477,943

      Depreciation expense for the years ended December 31, 2004, 2003, and 2002 amounted to $446,158, $428,609, and $320,590, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method

Software	3 to 5	Straight-line
Furniture and equipment	5 to 7	Straight-line
Buildings and improvements	5 to 40	Straight-line
      The Bank has entered into non-cancelable operating leases related to land and buildings. At December 31, 2004, future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

2005	$276,507
2006	473,203
2007	402,299
2008	412,995
2009	417,690
Thereafter	3,325,143

$5,307,837

      Total rental expense amounted to $293,098, $205,412 and $118,617 for the years ended December 31, 2004, 2003, and 2002.
      The bank leases land for the Surfside Beach branch location. The operating lease was originated on June 1, 2001 with an initial term of 20 years. The lease is renewable at the Company’s option for two additional periods of five years each. The lease term requires monthly payments of $5,534. Monthly payments increase each year for the first ten years, then increase on the anniversary date of years eleven and sixteen.
      The bank also leases land for the North Myrtle Beach branch location. The operating lease was originated on November 1, 2002, with an initial term of 20 years. The lease is renewable at the Company’s option for four successive periods of five years each. The lease term requires monthly payments of $5,416. Monthly payments increase on the anniversary date of years eleven and sixteen.
      The bank also leases an office building for the first Hilton Head Island branch location. The operating lease was originated on March 1, 2003, with an initial term of 10 years. The lease term requires monthly payments of $4,500. Monthly payments increase on the anniversary date every two years.
      The bank also leases an office building for the Litchfield branch location. The operating lease was originated on April 1, 2004, with a term of five years. The lease contains five options to renew the term of the lease for five years each. The lease term requires monthly payments of $3,900 each. Monthly payments increase at the beginning of an option period.
      The bank also leases an office building for a second Hilton Head branch location. The operating lease was originated on October 18, 2004, with a term of 15 years. The lease term requires monthly payments of $11,000 through October 2005. Monthly payments increase on the anniversary date of years two, three, and six.
      The bank also leases an office building for the operational areas of the bank. The operating lease was originated on May 7, 2004, with a term of one year. The lease contains two options to renew the term of the lease for six months each. The lease requires monthly payments of $7,000.
NOTE 7 — DEPOSITS
      The following is a detail of the deposit accounts:

	December 31,

	2004	2003

Non-interest bearing	$32,540,139	$23,454,124
Interest bearing:
Interest bearing checking accounts	7,770,362	5,024,410
Money market accounts	65,912,429	22,074,665
Savings	3,003,904	2,777,278
Time, less than $100,000	46,751,575	48,988,981
Time, $100,000 and over	47,190,549	35,780,108

Total deposits	$203,168,958	$138,099,566

      At December 31, 2004 and 2003, $3,957,000 of time deposits less than $100,000 consisted of brokered deposits. Interest expense on time deposits greater than $100,000 was $866,990 in 2004, $776,857 in 2003, and $603,427 in 2002.

      At December 31, 2004, the scheduled maturities of time deposits are as follows:

2005	$85,487,215
2006	7,487,526
2007	388,113
2008	446,953
2009	132,317
2010	—

$93,942,124

NOTE 8 — ADVANCES FROM FEDERAL HOME LOAN BANK
      Advances from the Federal Home Loan Bank (“FHLB”) at December 31 are summarized below:

FHLB Description	Current Rate	Maturity Date	Call Date	2004	2003

CIP/ EDP	1.88%	02/28/2005		$2,500,000	$2,500,000
CIP/ EDP	3.69%	07/11/2005		4,000,000	4,000,000
Convertible	1.86%	09/29/2008	09/29/2005	5,000,000	5,000,000
Fixed Rate Credit	1.93%	08/17/2005		3,500,000	—
Fixed Rate Credit	2.25%	02/17/2006		1,500,000	—

				$16,500,000	$11,500,000

      The advances were collateralized by one to four family residential mortgage loans, US agency securities and FHLB stock. Additional borrowings are available by pledging additional collateral and purchasing additional stock in the FHLB.
NOTE 9 — JUNIOR SUBORDINATED DEBENTURES
      On May 27, 2004, Beach First National Trust (the “Trust”), wholly-owned subsidiary of the Company, issued and sold floating rate capital securities of the trust (the “Capital Securities”), which are reported on the consolidated balance sheet as junior subordinated debentures, generating proceeds of $5.0 million. The Trust loaned these proceeds to the Company to use for general corporate purposes, primarily to provide capital to the Bank. The debentures qualify as Tier 1 capital under Federal Reserve Board guidelines.
      Debt issuance costs, net of accumulated amortization, from junior subordinated debentures totaled $23,333 at December 31, 2004, and is included in other assets on the consolidated balance sheet. Amortization of debt issuance costs from trust preferred debt totaled $1,667 for the year ended December 31, 2004, and is reported in other noninterest expense on the consolidated statement of income.
      The Capital Securities in the transaction accrue and pay distributions annually at a rate per annum equal to the three-month LIBOR plus 270 basis points, which was 4.80% at December 31, 2004. The distribution rate payable on the Capital Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Capital Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of July 23, 2034. The Company has no current intention to exercise its right to defer payments of interest on the Capital Securities.
      The Capital Securities mature or are mandatorily redeemable upon maturity on May 27, 2034, and or upon earlier optional redemption as provided in the indenture. The Company has the right to redeem the Capital Securities in whole or in part, on or after May 27, 2009. The Company may also redeem the capital securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

NOTE 10 — UNUSED LINES OF CREDIT
      At December 31, 2004, the Bank had $16,400,000 of lines of credit to purchase federal funds from unrelated banks. These lines of credit are available on a one to fourteen day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.
      At December 31, 2004, the Bank had the ability to borrow an additional $3.9 million from the FHLB secured by a blanket lien on one to four family first mortgage loans and $9.3 million secured by U S Government Agency securities. FHLB has approved borrowings up to 15% of the bank’s total assets less advances outstanding. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB.
NOTE 11 — COMMITMENTS AND CONTINGENCIES
      The Company is party to litigation and claims arising in the normal course of business. As of December 31, 2004, there is no litigation pending.
      Refer to Note 14 concerning financial instruments with off balance sheet risk.
NOTE 12 — INCOME TAXES
      The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2004	2003	2002

Income taxes currently payable
Federal	$937,398	$676,770	$516,110
State	104,735	45,179	31,762

	1,042,133	721,949	547,872

Deferred taxes
Allowance for loan losses	(168,461)	(87,082)	(133,965)
Depreciation	35,450	86,982	5,313
Loan origination fees	(21,078)	(93,380)	—
Deferred compensation	(33,685)	(35,135)	—
Other	(9,299)	(3,691)	—

	(197,073)	(132,306)	(128,652)

Income tax expense	$845,060	$589,643	$419,220

      The income tax effect of cumulative temporary differences at December 31, are as follows:

	Deferred Tax Asset
	(Liability)

	2004	2003

Allowance for loan losses	$671,986	$503,525
Unrealized gain on investment securities	87,817	82,126
Depreciation	(160,865)	(125,415)
Loan origination fees	114,458	93,380
Deferred compensation	68,820	35,135
Other	12,990	3,691

Net deferred tax asset	$795,206	$592,442

      The net deferred tax asset is reported in other assets in the balance sheets at December 31, 2004 and 2003. The recognition of a net deferred tax asset is dependent upon a “more likely than not” expectation of the realization of the deferred tax asset, based upon the analysis of the available evidence. A valuation allowance is required to sufficiently reduce the deferred tax asset to the amount that is expected to be realized through future realization of profits on a “more likely than not” basis. The analysis of available evidence is performed on an ongoing basis utilizing the “more likely than not” criteria to determine the amount, if any, of the deferred tax asset to be realized. Adjustments to the valuation allowance are made accordingly. There can be no assurance that the Company will recognize additional portions of the deferred tax asset in future periods or that additional valuation allowances may not be recorded in the future periods.
      The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2004		2003		2002

	Amount	%	Amount	%	Amount	%

Tax expense at statutory rate	$775,534	34%	$543,515	34%	$383,007	34%
Increase (decrease) in taxes
Resulting from:
State bank tax (net of federal benefit)	45,458	2	29,818	2	20,963	2
Other	24,068	1	16,310	1	15,250	1

Tax provision	$845,060	37%	$589,643	37%	$419,220	37%

NOTE 13 — RELATED PARTY TRANSACTIONS
      Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.
      A summary of loan transactions with directors, including their affiliates, and executive officers follows:

	For the Years Ended December 31,

	2004	2003	2002

Balance, beginning of year	$6,240,929	$6,388,465	$5,769,980
New loans	5,082,159	3,123,673	1,148,028
Less loan payments	4,911,535	3,271,209	529,543

Balance, end of year	$6,411,553	$6,240,929	$6,388,465

      Deposits by directors, including their affiliates and executive officers, at December 31, 2004 and 2003, approximated $9,096,272 and $11,053,909, respectively.
NOTE 14 — FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK
      In the ordinary course of business, and to meet the financing needs of its customers, the Company is a party to various financial instruments with off balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amount of those instruments reflects the extent of involvement the Company has in particular classes of financial instruments.
      The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments.

      The Company uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.
      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2004, unfunded commitments to extend credit were $29,272,219 of which $4,903,811 were at fixed rates and $24,368,408 were at variable rates. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.
      At December 31, 2004, there were commitments totaling $4,429,388 for letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities, and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.
NOTE 15 — EMPLOYEE BENEFIT PLAN
      The Company sponsors the Beach First National Bank Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Company contributes to the Plan annually upon approval by the Board of Directors. Contributions made to the Plan in 2004, 2003, and 2002, amounted to $81,464, $65,543, and $51,416, respectively.
      Supplemental benefits have been approved by the Board of Directors for the directors and certain executive officers of Beach First National Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies. The cash surrender value of the life insurance policies are recorded as a separate line item in the accompanying balances sheets at $3,230,950 and $3,076,570 at December 31, 2004 and 2003, respectively. Income earned on these policies is reflected as a separate line item in the consolidated statements of income. The Company recorded expense related to these benefits of $107,939 in 2004, $76,650 in 2003, and $42,434 in 2002.
NOTE 16 — STOCK OPTION PLANS
      The Company sponsors a qualified stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 270,000 incentive stock options, adjusted for the stock split, at an option price per share not less than the fair market value on the date of grant. During 1997, the directors were granted 4,500 options each that vested immediately. During 2004, the directors were granted 3,000 options each that vested immediately. All other options granted to officers and employees vest immediately or up to five years and expire 10 years from the grant date.
      The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. For December 31, 2004, the risk free rate used ranged from 4.04% to 4.76%, the expected life was 9.74 years, volatility ranged from 29.02% to 30.20%, and the assumed dividend rate was zero. For December 31, 2003, the risk free interest rate used ranged from 3.94% to 4.21%, the expected option life was 10 years, volatility was 22.32%, and the assumed dividend rate was zero. For December 31, 2002, the risk free interest rate used was 3.99%, the expected option life was 6 to 10 years, volatility was 5.42%, and the assumed dividend rate was zero.

      A summary of the status of the plan as of December 31, 2004, 2003, and 2002 and changes during the years ending on those dates is presented below:

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding at beginning of year	172,178	$7.97	131,978	$7.06	143,793	$6.88
Granted	87,000	19.07	49,500	10.22	46,500	7.13
Exercised	(27,875)	6.76	(8,100)	6.77	—	—
Forfeited or expired	—	—	(1,200)	6.67	(58,315)	6.67

Outstanding at end of year	231,303	12.29	172,178	7.97	131,978	7.06

Options exercisable at year-end	157,803	11.60	116,378	7.24	84,672	6.93

Shares available for grant	473		91,973		35,273

NOTE 17 — DIVIDENDS
      Cash Dividends — There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Bank’s and the Company’s earnings, capital requirements, financial condition, and other factors considered relevant by the Company’s Board of Directors. The Bank is restricted in its ability to pay dividends under the national banking laws and regulations of the Office of the Comptroller of the Currency. Generally, these restrictions require the Bank to pay dividends derived solely from net profits. Moreover, OCC prior approval is required if dividends declared in any calendar year exceed the Bank’s net profit for that year combined with its retained net profits for the preceding two years.
      Stock Dividends — In April 2004, the Company announced a 3-for-2 stock split effected in the form of a 50% stock dividend to shareholders of record of May 12, 2004. The dividend was paid on June 2, 2004. All earnings per share amounts for all periods have been adjusted to reflect the 3-for-2 split.
NOTE 18 — REGULATORY MATTERS
      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.
      Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.
      As of December 31, 2004, the most recent notification of the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

      The Company’s actual capital amounts and ratios are presented as follows:

					To be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
			Purposes		Action Provisions

	Actual		Minimum		Minimum

	Amount	Ratio	Amount	Ratio	Amount		Ratio

	(Amounts in $000)
As of December 31, 2004
Total Capital (to risk weighted assets)	$23,926	12.2%	$15,660	8.0%	$	N/A	N/A
Tier 1 Capital (to risk weighted assets)	20,587	10.5	7,830	4.0		N/A	N/A
Tier 1 Capital (to average assets)	20,587	10.1	8,157	4.0		N/A	N/A
As of December 31, 2003
Total Capital (to risk
weighted assets)	$14,881	11.2%	$10,656	8.0%	$	N/A	N/A
Tier 1 Capital (to risk weighted assets)	13,214	9.9	5,328	4.0		N/A	N/A
Tier 1 Capital (to average assets)	13,214	10.3	6,433	4.0		N/A	N/A
      The Bank’s actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

					To be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
			Purposes		Action Provisions

	Actual		Minimum		Minimum

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Amounts in $000)
As of December 31, 2004
Total Capital (to risk weighted assets)	$19,467	10.0%	$15,546	8.0%	$19,433	10.0%
Tier 1 Capital (to risk weighted assets)	17,045	8.8	7,773	4.0	11,660	6.0
Tier 1 Capital (to average assets)	17,045	7.4	9,282	4.0	11,603	5.0
As of December 31, 2003
Total Capital (to risk weighted assets)	$13,681	10.3%	$10,656	8.0%	$13,320	10.0%
Tier 1 Capital (to risk weighted assets)	12,015	9.0	5,328	4.0	7,992	6.0
Tier 1 Capital (to average assets)	12,015	7.5	6,433	4.0	8,041	5.0
NOTE 19 — FAIR VALUE OF FINANCIAL INSTRUMENTS
      SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments.
      Certain items are specifically excluded from the disclosure requirements, including the Company’s common stock, premises and equipment and other assets and liabilities.
      Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, federal funds sold and short term investments, demand deposit accounts, and interest-bearing accounts with no fixed maturity date.
      Securities are valued using quoted market prices. Fair value for the Company’s off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows.

      Fair value for fixed rate loans maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.
      Fair value for Certificate of Deposit accounts are valued by discounting at rates currently available on similar account types.
      Fair value for advances from the FHLB are based on discounted cash flows using the Company’s current incremental borrowing rate.
      Fair value for junior subordinated debentures approximates their carrying value since the debentures were issued at a floating rate.
      The Company has used management’s best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.
      The estimated fair values of the Company’s financial instruments are as follows:

	December 31,

	2004		2003

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial Assets:
Cash and due from banks	$4,824,176	$4,824,176	$4,886,682	$4,886,682
Federal funds sold and short term investments	463,069	463,069	4,598,520	4,598,520
Investment securities	36,202,370	36,202,370	11,918,074	11,918,074
Loans, net	189,059,926	191,114,000	133,851,712	134,809,052
Federal Reserve Bank stock	309,000	309,000	309,000	309,000
Federal Home Bank Loan Bank stock	1,070,200	1,070,200	575,000	575,000
Financial Liabilities:
Deposits	203,168,958	202,906,958	138,099,566	139,089,541
Advances from Federal Home Loan Bank	16,500,000	16,433,000	11,500,000	11,500,000
Junior subordinated debentures	5,155,000	5,155,000	—	—
Financial Instruments with Off-Balance Sheet Risks:

	Notional		Notional
	Amount	Fair Value	Amount	Fair Value

Commitments to extend credit	29,272,219	—	15,543,821	—
Standby letters of credit	4,429,388	—	3,217,821	—

NOTE 20 — PARENT COMPANY FINANCIAL INFORMATION
      Following is condensed financial information of Beach First National Bancshares, Inc. (parent company only):
Condensed Balance Sheets

	December 31,

	2004	2003

ASSETS
Cash	$2,808,499	$1,115,429
Due from Bank subsidiary	435,417	511,503
Investment in Bank subsidiary	16,874,642	11,868,045
Investment in Beach First National Trust	155,000	—
Securities available for sale	18,912	30,351
Land	1,230,946	1,230,946
Other assets	33,198	8,495

Total assets	$21,556,614	$14,764,769

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$68,652	$31,876
Junior subordinated debentures	5,155,000	—
Shareholders’ equity	16,332,962	14,732,893

Total liabilities and shareholders’ equity	$21,556,614	$14,764,769

Condensed Statements of Income

	For the Years Ended December 31,

	2004	2003	2002

Income	$44,562	$14,892	$59,055
Expenses
Interest	136,943	—	—
Amortization	1,667	—	—
Other expenses	600	9,947	57,605

Total expenses	139,210	9,947	57,605

Income before equity in undistributed net income (loss)of subsidiaries	(94,648)	4,945	1,450
Equity in undistributed net income of subsidiaries	1,530,570	1,003,986	705,821

Net income	$1,435,922	$1,008,931	$707,271

Condensed Statements of Cash Flows

	For the Years Ended December 31,

	2004	2003	2002

Operating activities
Net income	$1,435,922	$1,008,931	$707,271
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed net income of the bank subsidiary	(1,530,570)	(1,003,986)	(705,821)
Amortization	1,667	—	—
Decrease (increase) in due from Bank	76,086	(71,363)	(244,443)
(Increase) decrease in other assets	(1,369)	2,746	18,369
Increase (decrease) in accounts payable	36,776	(9,301)	3,705

Net cash provided by (used for) operating activities	18,512	(72,973)	(220,919)

Investing activities
Additional investment in bank	(3,500,000)	—	—
Investment in Beach First National Trust	(155,000)	—	—
Commissions paid on trust preferred securities	(25,000)	—	—
Proceeds from sale of securities available for sale	11,439	71,052	220,926
Purchase of land	—	—	(1,230,947)

Net cash provided (used for) investing activities	(3,668,561)	71,052	(1,010,021)

Financing activities
Proceeds from issuance of junior subordinated debentures	5,155,000	—	—
Proceeds from exercise of stock options	188,423	54,800	—
Cash in lieu of stock dividend	(304)	—	—

Net cash provided by financing activities	5,343,119	54,800	—

Net increase (decrease) in cash and cash equivalents	1,693,070	52,879	(1,230,940)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,115,429	1,062,550	2,293,490

CASH AND CASH EQUIVALENTS, END OF YEAR	$2,808,499	$1,115,429	$1,062,550

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Condensed Balance Sheets

	March 31,
			December 31,
	2005	2004	2004

	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Cash and due from banks	$4,537,722	$3,246,513	$4,824,176
Federal funds sold and short-term investments	16,707,372	12,163,000	463,069
Investment securities available for sale	34,748,012	17,113,065	36,202,370
Loans, net	218,587,069	142,330,206	189,059,926
Federal Reserve Bank stock	309,000	309,000	309,000
Federal Home Loan Bank stock	1,336,400	825,000	1,070,200
Premises and equipment, net	5,267,876	4,429,928	4,681,812
Cash value of life insurance	3,209,759	3,115,165	3,230,950
Other assets	2,871,932	1,410,522	2,249,842

Total assets	$287,575,142	$184,942,399	$242,091,345

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits
Noninterest bearing deposits	$28,111,244	$23,050,443	$32,540,139
Interest bearing deposits	212,551,306	129,121,788	170,628,819

Total deposits	240,662,550	152,172,231	203,168,958
Advances from Federal Home Loan Bank	19,000,000	16,500,000	16,500,000
Junior subordinated debentures	10,310,000	—	5,155,000
Other liabilities	1,254,330	852,230	934,425

Total liabilities	271,226,880	169,524,461	225,758,383

SHAREHOLDERS’ EQUITY:
Common stock, $1 par value; 10,000,000 shares authorized; 2,016,158 issued and outstanding at March 31, 2005 and 2,013,027 at March 31, 2004 and 2,013,508 at December 31, 2004	2,016,158	2,013,027	2,013,508
Paid-in capital	11,351,276	11,332,797	11,335,982
Retained earnings	3,635,791	2,025,970	3,153,939
Accumulated other comprehensive income (loss)	(654,963)	46,144	(170,467)

Total shareholders’ equity	16,348,262	15,417,938	16,332,962

Total liabilities and shareholders’ equity	$287,575,142	$184,942,399	$242,091,345

The accompanying notes are an integral part of these consolidated condensed financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Condensed Statements of Income

	Three Months Ended
	March 31,

	2005	2004

	(Unaudited)
INTEREST INCOME
Interest and fees on loans	$3,635,643	$2,222,578
Investment securities	393,722	153,409
Federal funds sold	28,154	16,140

Total interest income	4,057,519	2,392,127
INTEREST EXPENSE
Deposits	1,080,257	576,409
Advances from FHLB and federal funds purchased	124,865	84,260
Junior subordinated debentures	66,967	—

Total interest expense	1,272,089	660,669
Net interest income	2,785,430	1,731,458
PROVISION FOR POSSIBLE LOAN LOSSES	500,000	215,000

Net interest income after provision for possible loan losses	2,285,430	1,516,458

NONINTEREST INCOME
Service fees on deposit accounts	140,461	131,091
Gain on sale of loan	14,610	—
Loss on sale of investment securities	(529)	(3)
Income from cash value life insurance	25,338	40,386
Mortgage loan referral fees	39,821	26,884
Other income	43,479	29,410

Total noninterest income	263,180	227,768

NONINTEREST EXPENSES
Salaries and wages	794,166	554,850
Employee benefits	171,506	122,718
Supplies and printing	26,316	18,529
Advertising and public relations	72,971	49,488
Professional fees	72,707	43,443
Depreciation and amortization	126,484	108,252
Occupancy	183,815	107,346
Data processing fees	109,688	84,011
Other operating expenses	229,985	167,258

Total noninterest expenses	1,787,638	1,255,895

Income before income taxes	760,972	488,331
INCOME TAX EXPENSE	279,120	180,682

Net income	$481,852	$307,649

BASIC NET INCOME PER COMMON SHARE	$.24	$.15

DILUTED NET INCOME PER COMMON SHARE	$.23	$.15

Weighted average common shares outstanding — basic	2,014,391	2,013,027
Weighted average common shares outstanding — diluted	2,105,422	2,038,098
The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Condensed Statements of Changes in Shareholders’ Equity
and Comprehensive Income

					Accumulated
	Common Stock				Other	Total
			Paid-In	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Income	Equity

			(Unaudited)
BALANCE, DECEMBER 31, 2003	1,323,768	$1,323,768	$11,837,299	$1,718,321	$(146,495)	$14,732,893
Net income	—	—		307,649	—	307,649
Other comprehensive income, net of taxes:
Unrealized gain on investment securities	—	—	—	—	192,639	192,639

Comprehensive income	—	—	—	—	—	500,288
Exercise of stock options	18,250	18,250	166,507	—	—	184,757
Declaration of 3 for 2 stock split payable on June 2, 2004	671,009	671,009	(671,009)	—	—	—

BALANCE, MARCH 31, 2004	2,013,027	$2,013,027	$11,332,797	$2,025,970	$46,144	$15,417,938

BALANCE, DECEMBER 31, 2004	2,013,508	$2,013,508	$11,335,982	$3,153,939	$(170,467)	$16,332,962
Net income	—	—		481,852	—	481,852
Other comprehensive income, net of taxes:
Unrealized loss on investment securities	—	—	—	—	(484,829)	(484,829)
Plus Reclassification adjustments for gains included in net income	—	—	—	—	333	333

Comprehensive loss	—	—	—	—	—	(484,496)
Exercise of stock options	2,650	2,650	15,294	—	—	17,944

BALANCE, MARCH 31, 2005	2,016,158	$2,016,158	$11,351,276	$3,635,791	$(654,963)	$16,348,262

The accompanying notes are an integral part of these consolidated condensed financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Condensed Statements of Cash Flows

	Three Months Ended March 31,

	2005	2004

	(Unaudited)
OPERATING ACTIVITIES
Net income	$481,852	$307,649
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income taxes	—	—
Provisions for loan losses	500,000	215,000
Depreciation and amortization	125,558	108,252
Accretion of deferred loan fees	(395,850)	(291,719)
Loss (Gain) on sale of investment securities	—	—
Discount accretion and premium amortization	7,336	189,503
(Increase) decrease in other assets	(368,261)	(170,214)
Increase in other liabilities	319,904	603,327

Net cash provided by operating activities	670,539	961,798

INVESTING ACTIVITIES
Purchase of investment securities	—	(6,316,759)
Purchase of FHLB stock	(266,200)	(250,000)
Proceeds from sale of investment securities	708,697	1,124,911
Decrease (increase) in Federal funds sold	(16,244,303)	(7,564,480)
Increase in loans, net	(29,631,293)	(8,401,775)
Purchase of premises and equipment	(711,621)	98,990
Purchase of life insurance contracts	21,191	(38,595)

Net cash used in investing activities	(46,123,529)	(21,347,708)

FINANCING ACTIVITIES
Advances from Federal Home Loan Bank	2,500,000	5,000,000
Net increase (decrease) in deposits	37,493,592	13,560,991
Advances from junior subordinated debentures	5,155,000	—
Exercise of stock options	17,944	184,750

Net cash provided by financing activities	45,166,536	18,745,741

Net increase (decrease) in cash and cash equivalents	(286,454)	(1,640,169)
CASH AND DUE FROM BANKS, BEGINNING OF PERIOD	$4,824,176	$4,886,682

CASH AND DUE FROM BANKS, END OF PERIOD	$4,537,722	$3,246,513

CASH PAID FOR
Income taxes	$760,792	$180,682

Interest	$1,272,089	$663,901

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc.
Notes to Consolidated Condensed Financial Statements (Unaudited)

1.	Basis of Presentation
      The accompanying unaudited consolidated condensed financial statements for Beach First National Bancshares, Inc. (“Company”) were prepared in accordance with instructions for Form 10-QSB and, therefore, do not include all disclosures necessary for a complete presentation of financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles. All adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary for fair presentation of the interim consolidated financial statements have been included. The results of operations for the three month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the entire year. These consolidated financial statements do not include all disclosures required by generally accepted accounting principles and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2004.

2.	Principles of Consolidation
      The accompanying unaudited consolidated condensed financial statements include the accounts of the Company and its subsidiary, Beach First National Bank. The company also owns two grantor trusts, Beach First National Trust I and Beach First National Trust II. All significant inter-company items and transactions have been eliminated in consolidation. In accordance with current accounting guidance, the financial statements of Trust I and Trust II have not been included in the Company’s financial statements.

3.	Earnings Per Share
      The Company calculates earnings per share in accordance with SFAS No. 128, “Earnings Per Share.” SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share (EPS) for entities with publicly held common stock or potential common stock such as options, warrants, convertible securities or contingent stock agreements if those securities trade in a public market.
      In 2004, the board of directors declared a 3 for 2 stock split on the company’s common stock in the form of a 50% stock dividend. The stock dividend was paid June 2, 2004 to shareholders of record as of May 12, 2004. Shareholders of record received one additional share for every two shares held as of the close of business on the record date. Fractional shares resulting from the stock split were paid in cash based on the closing price as of the record date of May 12, 2004. As a result of the common stock dividend, earnings per share were retroactively restated for all previous periods.
      This standard specifies computation and presentation requirements for both basic EPS and, for entities with complex capital structures, diluted EPS. Basic earnings per share are computed by dividing net income by the weighted average common shares outstanding. Diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of options outstanding under the Company’s stock option plan is reflected in diluted earnings per share by application of the treasury stock method.

Beach First National Bancshares, Inc.
Notes to Consolidated Condensed Financial Statements (Unaudited) — (Continued)
RECONCILIATION OF THE NUMERATORS AND DENOMINATORS OF THE BASIC AND DILUTED EPS COMPUTATIONS:

	For the Three Months Ended March 31, 2005

	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Basic EPS	$481,852	2,014,391	$0.24
Effect of Diluted Securities:
Stock options	—	91,031	(.01)

Diluted EPS	$481,852	2,105,422	$0.23

	For the Three Months Ended March 31, 2004

	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Basic EPS	$307,649	2,013,027	$0.15
Effect of Diluted Securities:
Stock options	—	25,071	(.00)

Diluted EPS	$307,649	2,038,098	$0.15

4.	Stock-Based Compensation
      The Company has a stock-based employee compensation plan which is accounted for under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share as if we had applied the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Three Months Ended
	March 31

	2005	2004

Net income, as reported	$481,852	$307,649
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	25,706	13,455

Pro forma net income	$456,146	$294,194

Earnings per share:
Basic — as reported	$0.24	$0.15

Basic — pro forma	$0.23	$0.15

Diluted — as reported	$0.23	$0.15

Diluted — pro forma	$0.22	$0.14

1,000,000 Shares
Beach First National Bancshares, Inc.
Common Stock

PROSPECTUS

June 8, 2005